Novartis Third Quarter and Nine Months 2026

Condensed Interim Financial Report – Supplementary Data

Novartis Third Quarter and Nine Months 2026
Condensed Interim Financial Report – Supplementary Data

Operating performance review

Key figures

Third quarter and nine months

(USD millions unless indicated otherwise)	Q3 2026 USD m	Q3 2025 USD m	% change USD	% change cc	[1]	9M 2026 USD m	9M 2025 USD m	% change USD	% change cc	[1]
Net sales to third parties	14 522	13 909	4	4		42 043	41 196	2	0
Other revenues	507	449	13	13		1 461	1 618	-10	-10
Cost of goods sold	– 3 608	– 3 539	-2	-3		– 10 777	– 10 088	-7	-4
Gross profit	11 421	10 819	6	5		32 727	32 726	0	-1
Selling, general and administration	– 3 082	– 3 308	7	7		– 9 463	– 9 808	4	5
Research and development	– 5 150	– 2 944	-75	-76		– 10 737	– 8 037	-34	-32
Other income	229	269	-15	-13		1 117	1 043	7	4
Other expense	– 1 575	– 335	nm	nm		– 2 816	– 1 896	-49	-47
Operating income	1 843	4 501	-59	-61		10 828	14 028	-23	-24
% of net sales	12.7	32.4				25.8	34.1
Loss from associated companies	– 3	– 4	25	9		– 8	– 10	20	20
Interest expense	– 468	– 281	-67	-69		– 1 273	– 840	-52	-54
Other financial income and expense	– 55	– 20	-175	-164		– 122	– 44	-177	nm
Income before taxes	1 317	4 196	-69	-70		9 425	13 134	-28	-29
Income taxes	– 121	– 266	55	56		– 1 816	– 1 571	-16	-15
Net income	1 196	3 930	-70	-71		7 609	11 563	-34	-35
Basic earnings per share (USD)	0.63	2.04	-69	-70		4.01	5.94	-32	-33
Net cash flows from operating activities	5 503	6 571	-16			15 061	16 880	-11

Non-IFRS measures [1]
Free cash flow	5 111	6 217	-18			14 002	15 941	-12
Core operating income	6 036	5 460	11	10		16 873	16 960	-1	-2
% of net sales	41.6	39.3				40.1	41.2
Core net income	4 655	4 330	8	6		13 027	13 522	-4	-5
Core basic earnings per share (USD)	2.46	2.25	9	8		6.85	6.94	-1	-3

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 45. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

nm = not meaningful

Strategy

Our focus

Novartis is a “pure-play” innovative medicines company. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.

Our priorities

1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.

2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.

3. Strengthen foundations: Unleashing the power of our people, scaling data science and technology, and continuing to build trust with society.

Financials

Third quarter

Net sales

Net sales were USD 14.5 billion (+4%, +4% cc), with volume growth contributing 14 percentage points, partly offset by 9 percentage points from generic competition. Pricing had a negative impact of 1 percentage point, and currency had no impact. By region, sales in the US were USD 6.4 billion (+7%) and sales in the rest of the world were USD 8.1 billion (+3%, +3% cc).

Sales growth was driven by continued strong performance from Kisqali (USD 1.8 billion, +37%, +37% cc), Kesimpta (USD 1.5 billion, +21%, +22% cc), Scemblix (USD 593 million, +66%, +67% cc), Leqvio (USD 506 million, +64%, +63% cc) and Cosentyx (USD 1.9 billion, +9%, +9% cc), partly offset by generic competition, mainly Entresto (USD 1.2 billion, –38%, –38% cc) and Promacta (USD 142 million, –61%, –61% cc).

In the US (USD 6.4 billion, +7%), sales grew mainly driven by Kisqali, Scemblix, Kesimpta, Rhapsido, Leqvio and Cosentyx, partly offset by generic competition, mainly Entresto. In Europe (USD 4.3 billion, +1%, +3% cc), sales grew driven by Kisqali, Kesimpta, Leqvio and Scemblix, partly offset by generic competition, mainly Promacta and Xolair. Sales in emerging growth markets were USD 3.8 billion (+11%, +8% cc), including USD 1.2 billion of sales from China (+25%, +18% cc).

Operating income

Gross profit was USD 11.4 billion (+6%, +5% cc), mainly driven by higher net sales.

SG&A expenses were USD 3.1 billion (+7%, +7% cc)1, driven by productivity.

R&D expenses were USD 5.2 billion (–75%, –76% cc), mainly due to a partial impairment charge of the del-desiran IPR&D asset obtained as part of the Avidity acquisition in Q1 2026. The charge followed the September 2026 Phase III HARBOR study results in DM1, which did not meet the primary endpoint. Evidence of clinical activity was observed in secondary endpoints and exploratory analyses. Novartis is evaluating the full dataset and expects to engage with health authorities regarding the asset’s development path. The USD 1.9 billion charge reduced the carrying amount of the asset to USD 5.5 billion. See Notes 3 and 10.

1 For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.

Other income was USD 0.2 billion (–15%, –13% cc).

Other expense was USD 1.6 billion compared with USD 0.3 billion in the prior-year quarter, increasing mainly due to higher provision charges, including for a long-term supply agreement, and higher restructuring expenses.

Operating income was USD 1.8 billion (–59%, –61% cc), declining mainly due to higher R&D expenses and higher other expense, partly offset by higher net sales. Operating income margin was 12.7% of net sales, decreasing 19.7 percentage points (20.2 percentage points in cc).

Core adjustments were USD 4.2 billion, mainly due to impairment charges and provisions, compared with USD 1.0 billion in the prior-year quarter.

Core gross profit was USD 12.2 billion (+6%, +5% cc), mainly driven by higher net sales.

Core SG&A expenses were USD 3.1 billion (+7%, +7% cc), driven by productivity.

Core R&D expenses were USD 2.8 billion (–4%, –5% cc), mainly due to investments in recently acquired assets.

Core other income was USD 0.1 billion (–1%, +2% cc).

Core other expense was USD 0.3 billion (–108%, –122% cc), mainly due to a net increase in pre-launch inventory provisions.

Core operating income was USD 6.0 billion (+11%, +10% cc), mainly driven by higher net sales. Core operating income margin was 41.6% of net sales, increasing 2.3 percentage points (2.0 percentage points in cc).

Interest expense and other financial income and expense

Interest expense amounted to USD 468 million compared with USD 281 million in the prior-year quarter, mainly due to the increase in financial debt.

Other financial income and expense amounted to an expense of USD 55 million, broadly in line with the prior-year quarter.

Core interest expense amounted to USD 468 million compared with USD 281 million in the prior-year quarter, mainly due to the increase in financial debt.

Core other financial income and expense amounted to an expense of USD 14 million, broadly in line with the prior-year quarter.

Income taxes

The tax rate in the third quarter was 9.2% compared with 6.3% in the prior-year period. The current-year tax rate was reduced by deferred tax income related to impairment charges on intangible assets other than goodwill in jurisdictions with higher tax rates. The prior-year tax rate was reduced by the remeasurement of deferred tax balances following tax law changes, primarily in the US, partially offset by prior-year items. Both the current and prior-year rates were impacted by the effect of adjusting to the estimated full-year tax rate. Excluding these impacts, the tax rate would have been 17.4% compared with 14.3% in the prior-year period, increasing mainly due to a change in profit mix.

The core tax rate (core taxes as a percentage of core income before tax) was 16.1% compared with 16.2% in the prior-year period. The current-year core tax rate was impacted by the effect of adjusting to the estimated full-year core tax rate. Excluding this impact, the core tax rate would have been 16.5% compared with 16.2% in the prior-year period, increasing mainly due to a change in profit mix.

Net income, EPS, cash flows from operating activities and free cash flow

Net income was USD 1.2 billion (–70%, –71% cc), declining mainly due to lower operating income and higher interest expense. EPS was USD 0.63 (–69%, –70% cc).

Core net income was USD 4.7 billion (+8%, +6% cc), driven by higher core operating income, partly offset by higher interest expense. Core EPS was USD 2.46 (+9%, +8% cc), benefiting from the lower weighted average number of shares outstanding.

Net cash flows from operating activities amounted to USD 5.5 billion (–16%), as higher net income, adjusted for non-cash items and other adjustments, was more than offset by unfavorable changes in working capital and higher interest paid.

Free cash flow amounted to USD 5.1 billion (–18%), declining due to lower net cash flows from operating activities.

Nine months

Net sales

Net sales were USD 42.0 billion (+2%, 0% cc), with volume growth contributing 14 percentage points, partly offset by 12 percentage points from generic competition. Pricing had a negative impact of 2 percentage points, and currency had a positive impact of 2 percentage points. By region, sales in the US were USD 17.3 billion (–4%) and sales in the rest of the world were USD 24.7 billion (+6%, +3% cc).

Sales were broadly in line with prior year, as strong growth from Kisqali (USD 5.0 billion, +45%, +44% cc), Kesimpta (USD 4.1 billion, +27%, +26% cc), Scemblix (USD 1.6 billion, +78%, +78% cc), Pluvicto (USD 2.0 billion, +42%, +41% cc) and Leqvio (USD 1.4 billion, +67%, +63% cc) was offset by generic competition, mainly Entresto (USD 3.7 billion, –44%, –45% cc), Promacta (USD 505 million, –64%, –65% cc) and Tasigna (USD 438 million, –53%, –54% cc).

In the US (USD 17.3 billion, –4%), strong growth from Kisqali, Kesimpta, Scemblix, Pluvicto and Leqvio was more than offset by generic competition, mainly Entresto and Promacta. In Europe (USD 12.9 billion, +5%, +1% cc), sales grew driven by Kisqali, Kesimpta and Leqvio, partly offset by generic competition, mainly Promacta and Xolair. Sales in emerging growth markets were USD 11.5 billion (+10%, +6% cc), including USD 3.7 billion of sales from China (+17%, +10% cc).

Operating income

Gross profit was USD 32.7 billion (0%, –1% cc), broadly in line with the prior year.

SG&A expenses were USD 9.5 billion (+4%, +5% cc), driven by productivity.

R&D expenses were USD 10.7 billion (–34%, –32% cc), mainly due to the USD 1.9 billion partial impairment charge on the del-desiran IPR&D intangible asset acquired through the Avidity acquisition.

Other income was USD 1.1 billion (+7%, +4% cc), mainly driven by higher asset divestment gains, partly offset by lower government grant income.

Other expense was USD 2.8 billion (–49%, –47% cc), increasing mainly due to higher provision charges, including for a long-term supply agreement, and higher restructuring expenses, partly offset by lower legal-related expenses.

Operating income was USD 10.8 billion (–23%, –24% cc), declining mainly due to higher R&D expenses and higher other expense. Operating income margin was 25.8% of net sales, decreasing 8.3 percentage points (8.2 percentage points in cc).

Core adjustments were USD 6.0 billion, mainly due to impairment charges and amortization, compared with USD 2.9 billion in the prior year. Core adjustments increased mainly due to higher impairments.

Core gross profit was USD 34.9 billion (+1%, 0% cc), broadly in line with the prior year.

Core SG&A expenses were USD 9.4 billion (+4%, +5% cc), driven by productivity.

Core R&D expenses were USD 8.1 billion (–8%, –6% cc), mainly due to investments in recently acquired assets.

Core other income was USD 0.3 billion (–16%, –22% cc), mainly due to lower government grant income.

Core other expense was USD 0.7 billion (–27%, –25% cc), mainly due to a net increase in pre-launch inventory provisions.

Core operating income was USD 16.9 billion (–1%, –2% cc), declining mainly due to higher R&D expenses and higher other expense, partly offset by lower SG&A expenses. Core operating income margin was 40.1% of net sales, decreasing 1.1 percentage points (0.8 percentage points in cc).

Interest expense and other financial income and expense

Interest expense amounted to USD 1.3 billion compared with USD 0.8 billion in the prior year, mainly due to the increase in financial debt.

Other financial income and expense amounted to an expense of USD 122 million, broadly in line with the prior year.

Core interest expense amounted to USD 1.3 billion compared with USD 0.8 billion in the prior year, mainly due to the increase in financial debt.

Core other financial income and expense amounted to an income of USD 9 million, broadly in line with the prior year.

Income taxes

The tax rate in the first nine months was 19.3% compared with 12.0% in the prior year period. The current-year tax rate was increased by intercompany transactions and changes in uncertain tax positions, partially offset by deferred tax income related to impairment charges on intangible assets other than goodwill in jurisdictions with higher tax rates. The prior-year tax rate was reduced by changes in uncertain tax positions and the remeasurement of deferred tax balances following tax law changes, primarily in Switzerland and the US, partially offset by prior-year items and other items. Excluding these impacts, the tax rate would have been 17.4% compared with 14.3% in the prior-year period, increasing mainly due to a change in profit mix.

The core tax rate (core taxes as a percentage of core income before tax) was 16.5% compared with 16.2% in the prior-year period, increasing mainly due to a change in proﬁt mix.

Net income, EPS, cash flows from operating activities and free cash flow

Net income was USD 7.6 billion (–34%, –35% cc), mainly due to lower operating income, higher interest expense and higher income taxes. EPS was USD 4.01 (–32%, –33% cc).

Core net income was USD 13.0 billion (–4%, –5% cc), mainly due to lower core operating income and higher interest expense. Core EPS was USD 6.85 (–1%, –3% cc), benefiting from the lower weighted average number of shares outstanding.

Net cash flows from operating activities amounted to USD 15.1 billion (–11%), mainly due to lower net income, adjusted for non-cash items and other adjustments, unfavorable changes in working capital, higher interest paid, and a change from net other financial receipts to net other financial payments.

Free cash flow amounted to USD 14.0 billion (–12%), declining due to lower net cash flows from operating activities.

Product commentary (relating to Q3 performance)

Cardiovascular, RENAL and METABOLIC

	Q3 2026 USD m	Q3 2025 USD m	% change USD	% change cc	9M 2026 USD m	9M 2025 USD m	% change USD	% change cc
Cardiovascular, renal and metabolic
Entresto	1 165	1 877	– 38	– 38	3 651	6 495	– 44	– 45
Leqvio	506	308	64	63	1 438	863	67	63
Vanrafia	31		nm	nm	74		nm	nm
Total cardiovascular, renal and metabolic	1 702	2 185	– 22	– 22	5 163	7 358	– 30	– 31

nm = not meaningful

Entresto (USD 1 165 million, –38%, –38% cc) sales declined due to generic competition in the US. Entresto continued to grow ex-US, where the product is approved for heart failure globally as well as hypertension in China and Japan.

Leqvio (USD 506 million, +64%, +63% cc) sales grew driven by the US, Europe and continued uptake in China following inclusion in the National Reimbursement Drug List (NRDL) in January. Leqvio is registered in 109 countries worldwide and commercially available in 89 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals. Novartis is in US ANDA litigation with a generic manufacturer.

Vanrafia (USD 31 million) sales reflect continued launch execution following 2025 approvals in the US and China, as the first and only selective endothelin A (ETA) receptor antagonist for proteinuria reduction in primary IgA nephropathy (IgAN).

Immunology

	Q3 2026 USD m	Q3 2025 USD m	% change USD	% change cc	9M 2026 USD m	9M 2025 USD m	% change USD	% change cc
Immunology
Cosentyx	1 857	1 698	9	9	5 247	4 861	8	6
Ilaris	591	473	25	26	1 616	1 369	18	17
Xolair[1]	331	440	– 25	– 25	1 061	1 339	– 21	– 23
Rhapsido	101		nm	nm	202		nm	nm
Total immunology	2 880	2 611	10	10	8 126	7 569	7	6

[1] Net sales to third parties reflect Xolair sales for all indications.
nm = not meaningful

Cosentyx (USD 1 857 million, +9%, +9% cc) sales grew in most markets, driven by the HS and SpA indications. US growth benefited from prior-year revenue deduction adjustments.

Ilaris (USD 591 million, +25%, +26% cc) sales grew across most regions, with continued momentum in the Periodic Fever Syndromes and Still’s disease indications.

Xolair (USD 331 million, –25%, –25% cc) sales declined due to continued biosimilar pressure. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.

Rhapsido (USD 101 million) continued to show strong launch uptake in the US, supported by sustained prescription growth and a free drug program facilitating patient access. Ex-US, sales were mainly driven by early launch uptake in Germany and China.

Neuroscience

	Q3 2026 USD m	Q3 2025 USD m	% change USD	% change cc	9M 2026 USD m	9M 2025 USD m	% change USD	% change cc
Neuroscience
Kesimpta	1 484	1 222	21	22	4 072	3 198	27	26
Zolgensma Group	404	301	34	35	1 071	925	16	13
Aimovig	87	86	1	2	270	245	10	6
Total neuroscience	1 975	1 609	23	23	5 413	4 368	24	22

Kesimpta (USD 1 484 million, +21%, +22% cc) sales showed continued strong momentum globally, driven by increased demand and broad access, as a high efficacy B-cell therapy with at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 94 countries with more than 226,000 patients treated since launch.

Zolgensma Group (USD 404 million, +34%, +35% cc) sales grew strongly, reflecting continued launch momentum from Itvisma, now approved in the US, Japan, multiple Gulf countries and the EU. Zolgensma maintained leadership in the incident SMA population across the US and ex-US, with over 6,000 patients treated globally since launch.

Aimovig (USD 87 million, +1%, +2% cc) sales grew, mainly driven by Germany. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and Japan.

ONCOLOGY

	Q3 2026 USD m	Q3 2025 USD m	% change USD	% change cc	9M 2026 USD m	9M 2025 USD m	% change USD	% change cc
Oncology
Kisqali	1 821	1 329	37	37	5 032	3 462	45	44
Pluvicto	674	564	20	20	1 967	1 389	42	41
Jakavi	564	539	5	5	1 697	1 555	9	6
Tafinlar + Mekinist[1]	570	550	4	4	1 644	1 675	– 2	– 4
Scemblix	593	358	66	67	1 588	894	78	78
Lutathera	219	213	3	3	655	613	7	6
Fabhalta[2]	237	149	59	60	631	350	80	79
Total oncology	4 678	3 702	26	27	13 214	9 938	33	31

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[2] Net sales to third parties reflect Fabhalta sales for all indications.

Kisqali (USD 1 821 million, +37%, +37% cc) sales continued to grow strongly across all regions, with market share growth in early breast cancer (eBC) as well as leadership in metastatic breast cancer (mBC). Kisqali performance reflects its consistent overall survival (OS) benefit across all Phase III mBC trials and clinically meaningful OS in eBC. This is supported by its NCCN Category 1 preferred status, ASCO guidelines recommendation in eBC, the only “A” rating from ESMO-MCBS for a CDK4/6 in HR+/HER2- eBC, and ESMO preferred status in 1L mBC.

Pluvicto (USD 674 million, +20%, +20% cc) sales showed continued strong demand driven by the pre-taxane metastatic androgen pathway modulation-resistant prostate cancer (mAPMR, previously mCRPC) setting, with US and China approvals in metastatic androgen pathway modulation-naïve or sensitive prostate cancer (mAPMN/S, previously mHSPC) in Q3. Global access continues to expand, with the post-taxane mAPMR setting now approved in 52 countries, and the pre-taxane setting approved in 18 countries.

Jakavi (USD 564 million, +5%, +5% cc) sales grew across all indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.

Tafinlar + Mekinist (USD 570 million, +4%, +4% cc) sales grew, led by China, emerging markets and the US. Novartis is in US ANDA litigation with a generic manufacturer.

Scemblix (USD 593 million, +66%, +67% cc) sales grew across all regions, with continued momentum in the early-line setting, where 70 markets have secured approval.

Lutathera (USD 219 million, +3%, +3% cc) sales grew, driven by demand in the US and Europe, with continued 2L leadership and solidified share in the 1L setting in the US. Novartis is in patent litigation with two manufacturers having FDA applications referencing Lutathera, which have received final approval in the US. Novartis has appealed the negative district court decision regarding the validity of its patents covering Lutathera, which expire in 2039

(with pediatric exclusivity). Any commercial launch of a product referencing Lutathera prior to the final outcome of the appeal may be at risk of later litigation developments.

Fabhalta (USD 237 million, +59%, +60% cc) sales grew, with expansion in PNH and renal indications.

Established BRANDS

	Q3 2026 USD m	Q3 2025 USD m	% change USD	% change cc	9M 2026 USD m	9M 2025 USD m	% change USD	% change cc
Established brands
Sandostatin Group	311	302	3	3	900	922	– 2	– 4
Exforge Group	183	176	4	1	577	546	6	2
Promacta/Revolade	142	362	– 61	– 61	505	1 410	– 64	– 65
Diovan Group	137	143	– 4	– 6	447	447	0	– 3
Tasigna	141	221	– 36	– 37	438	925	– 53	– 54
Piqray/Vijoice	122	90	36	37	326	301	8	8
Myfortic	110	97	13	11	326	298	9	7
Lucentis	87	148	– 41	– 41	317	510	– 38	– 40
Kymriah	82	97	– 15	– 15	251	296	– 15	– 16
Contract manufacturing	390	396	– 2	– 1	1 214	1 015	20	16
Other	1 582	1 770	– 11	– 11	4 826	5 293	– 9	– 11
Total established brands	3 287	3 802	– 14	– 14	10 127	11 963	– 15	– 17

Sandostatin Group (USD 311 million, +3%, +3% cc) sales grew, driven by the US.

Exforge Group (USD 183 million, +4%, +1% cc) sales grew, driven by China, partially offset by declines in Europe and other emerging markets.

Promacta/Revolade (USD 142 million, –61%, –61% cc) sales continued to decline due to generic competition.

Diovan Group (USD 137 million, –4%, –6% cc) sales declined due to generic competition ex-US.

Tasigna (USD 141 million, –36%, –37% cc) sales continued to decline due to generic competition.

Piqray/Vijoice (USD 122 million, +36%, +37% cc) sales grew, driven by Vijoice in the US.

Myfortic (USD 110 million, +13%, +11% cc) sales grew in emerging markets.

Lucentis (USD 87 million, –41%, –41% cc) sales declined mainly due to competition from biosimilars and next-generation anti-VEGF therapies. Novartis only commercializes Lucentis in markets ex-US.

Kymriah (USD 82 million, –15%, –15% cc) sales declined across most markets due to continued competitive pressure.

Cash Flow and Balance Sheet

Cash flow

Third quarter

Net cash flows from operating activities amounted to USD 5.5 billion, compared with USD 6.6 billion in the prior-year quarter. Higher net income, adjusted for non-cash items and other adjustments, was more than offset by unfavorable changes in working capital and higher interest paid.

Net cash outflows used in investing activities amounted to USD 1.7 billion, compared with USD 0.9 billion in the prior-year quarter.

In the current-year quarter, net cash outflows used in investing activities were mainly driven by USD 1.1 billion cash outflows for acquisitions of businesses (net of cash acquired of USD 0.1 billion), relating to Myricx Pharma Ltd. In addition, cash outflows for purchases of intangible assets and for property, plant and equipment amounted to USD 0.4 billion each. These cash outflows were partly offset by proceeds of USD 0.1 billion from the sale of financial assets.

In the prior-year quarter, net cash outflows used in investing activities were mainly driven by USD 0.5 billion for purchases of intangible assets and USD 0.4 billion for purchases of property, plant and equipment.

Net cash outflows used in financing activities amounted to USD 2.5 billion, compared with USD 2.8 billion in the prior-year quarter.

In the current-year quarter, net cash outflows used in financing activities were mainly driven by USD 1.7 billion for treasury share transactions and by net cash outflows of USD 0.7 billion resulting from changes in current financial debts.

In the prior-year quarter, net cash outflows used in financing activities were mainly driven by USD 2.3 billion for net treasury share transactions and USD 0.4 billion for the net decrease in current and non-current financial debts.

Free cash flow amounted to USD 5.1 billion (–18%), declining due to lower net cash flows from operating activities.

Nine months

Net cash flows from operating activities amounted to USD 15.1 billion, compared with USD 16.9 billion in the prior-year period. This decrease was mainly due to lower net income, adjusted for non-cash items and other adjustments, unfavorable changes in working capital, higher interest paid and a change from net other financial receipts to net other financial payments.

Net cash outflows used in investing activities amounted to USD 16.6 billion, compared with USD 2.8 billion in the prior-year period.

In the current-year period, net cash outflows used in investing activities were mainly driven by USD 12.8 billion cash outflows for acquisitions of businesses (net of cash acquired of USD 0.4 billion), including USD 11.7 billion for the acquisition of Avidity Biosciences, Inc. and USD 1.1 billion for the acquisition of Myricx Pharma Ltd. Acquisitions applying the optional concentration test amounted to USD 2.7 billion (net of cash acquired of USD 5 million), including Excellergy, Inc. (USD 0.9 billion) and Pikavation Therapeutics, Inc. (USD 1.8 billion). In addition, cash outflows for purchases of intangible assets were USD 1.2 billion and for property, plant and equipment USD 1.1 billion. These cash outflows were partly offset mainly by net proceeds of USD 0.8 billion from time deposits and the sale of marketable securities (mainly marketable security funds acquired through the acquisition of Avidity Biosciences, Inc.), by proceeds of USD 0.2 billion from the sale of financial assets, and by net proceeds of USD 0.1 billion from divestments of businesses.

In the prior-year period, net cash outflows used in investing activities were mainly driven by USD 1.9 billion for purchases of intangible assets and by USD 1.6 billion for acquisitions applying the optional concentration test, net of USD 0.1 billion in cash acquired (Anthos Therapeutics, Inc. for USD 0.8 billion and Regulus Therapeutics Inc. for USD 0.8 billion). Cash outflows for purchases of property, plant and equipment were USD 0.9 billion. These cash outflows were partly offset by the net proceeds of USD 1.8 billion from marketable securities and time deposits, mainly due to the maturity of time deposits.

Net cash outflows used in financing activities amounted to USD 0.9 billion, compared with USD 16.6 billion in the prior-year period.

In the current-year period, net cash outflows used in financing activities were mainly driven by USD 9.1 billion for the annual dividend payment and USD 4.8 billion for net treasury share transactions. These cash outflows were partly offset by cash inflows of USD 12.9 billion from the issuance of bonds, including USD 10.9 billion from US dollar denominated bonds (notional amount USD 11.0 billion) and USD 2.0 billion from euro denominated bonds (notional amount EUR 1.7 billion), and by net cash inflows of USD 0.3 billion from changes in current financial debts. The proceeds from the US dollar denominated bonds were used to repay the USD 11.0 billion bridge loan entered into in February 2026 to fund the acquisition of Avidity Biosciences, Inc.

In the prior-year period, net cash outflows used in financing activities were mainly driven by USD 7.8 billion for the annual dividend payment and USD 7.7 billion for net treasury share transactions. Cash outflows also included USD 1.6 billion for the repayment of two bonds at maturity, comprising a US dollar denominated bond with a notional amount of USD 1.0 billion and a Swiss franc denominated bond with a notional amount of CHF 0.5 billion, equivalent to USD 0.6 billion. Cash outflows for lease liabilities amounted to USD 0.2 billion. These cash outflows were partly offset by cash inflows of USD 1.0 billion from the net increase in current and non-current financial debts.

Free cash flow amounted to USD 14.0 billion (–12%), declining due to lower net cash flows from operating activities.

Balance sheet

Assets

Total non-current assets of USD 88.4 billion increased by USD 7.9 billion compared with December 31, 2025.

Intangible assets other than goodwill increased by USD 10.4 billion, mainly due to the Avidity Biosciences, Inc., Pikavation Therapeutics, Inc., Myricx Pharma Ltd. and Excellergy, Inc. acquisitions, as well as other additions, partly offset by amortization, impairments and currency translation adjustments.

Goodwill increased by USD 1.6 billion, mainly due to the acquisition of Avidity Biosciences, Inc. and Myricx Pharma Ltd., partly offset by currency translation adjustments.

Other non-current assets decreased by USD 3.6 billion, primarily due to a USD 4.8 billion reduction in prepaid post-employment benefit assets following the application of the asset ceiling to the Company’s defined benefit pension plans in Switzerland, partly offset by returns on plan assets and actuarial gains.

Financial assets decreased by USD 0.3 billion. Property, plant and equipment, right-of-use assets, deferred tax assets and investments in associated companies were broadly in line with December 31, 2025.

Total current assets of USD 28.7 billion decreased by USD 1.7 billion compared with December 31, 2025.

Cash and cash equivalents decreased by USD 2.6 billion compared with December 31, 2025 as net cash inflows from operating activities of USD 15.1 billion, net proceeds from financial debts of USD 13.1 billion and net proceeds of USD 0.8 billion from time deposits and the sale of marketable security funds, were more than offset by cash outflows related to the acquisitions of Avidity Biosciences, Inc., Pikavation Therapeutics, Inc., Myricx Pharma Ltd. and Excellergy, Inc. totaling USD 15.5 billion, the annual dividend payment of USD 9.1 billion, net purchases of treasury shares of USD 4.8 billion, as well as other net cash outflows from investing and financing activities and currency effects of USD 2.2 billion.

Trade receivables increased by USD 0.8 billion mainly due to the increase in net sales.

Inventories, other current assets, marketable securities, time deposits and derivative financial instruments, and income tax receivables were broadly in line with December 31, 2025.

Liabilities

Total non-current liabilities of USD 47.1 billion increased by USD 9.9 billion compared with December 31, 2025.

Non-current financial debts increased by USD 8.8 billion compared with December 31, 2025, mainly due to the issuance of U.S. dollar denominated bonds with a notional amount of USD 11.0 billion and euro denominated bonds with a notional amount of EUR 1.7 billion, partly offset by the reclassification from non-current to current financial debts of bonds maturing in 2027, comprising two U.S. dollar denominated bonds with notional amounts of USD 1.3 billion and USD 1.0 billion, a Swiss franc denominated bond with a notional amount of CHF 0.7 billion, and a euro denominated bond with a notional amount of EUR 0.6 billion, and by currency translation adjustments.

Deferred tax liabilities increased by USD 1.0 billion mainly due to the acquisitions of Avidity Biosciences, Inc. and Myricx Pharma Ltd.

Provisions and other non-current liabilities, and non-current lease liabilities were broadly in line with December 31, 2025.

Total current liabilities of USD 32.5 billion increased by USD 5.2 billion compared with December 31, 2025.

Current financial debts and derivative financial instruments increased by USD 4.0 billion compared with December 31, 2025, mainly due to the reclassification from non-current to current financial debts of bonds maturing in 2027, comprising two U.S. dollar denominated bonds with notional amounts of USD 1.3 billion and USD 1.0 billion, a Swiss franc denominated bond with a notional amount of CHF 0.7 billion, and a euro denominated bond with a notional amount of EUR 0.6 billion.

Provisions and other current liabilities increased by USD 0.7 billion, mainly driven by the increase in provisions for deductions from revenue and provisions for onerous contracts.

Current income tax payable increased by USD 0.7 billion whereas trade payables and current lease liabilities were broadly in line with December 31, 2025.

Equity

The Company’s equity decreased by USD 9.0 billion to USD 37.6 billion compared with December 31, 2025, mainly as net income of USD 7.6 billion and a favorable impact from equity-based compensation of USD 0.9 billion were more than offset by the annual dividend paid to Novartis AG shareholders of USD 9.1 billion, purchases of treasury shares of USD 5.0 billion, remeasurement losses on defined benefit plans of USD 2.9 billion, net of taxes, and the impact from currency translation differences of USD 0.8 billion.

Net debt and debt/equity ratio

The Company’s liquidity amounted to USD 9.0 billion as at September 30, 2026, compared with USD 11.6 billion as at December 31, 2025. Total non-current and current financial debts, including derivatives, amounted to USD 46.3 billion as at September 30, 2026, compared with USD 33.5 billion as at December 31, 2025.

The debt/equity ratio increased to 1.23:1 as at September 30, 2026, compared with 0.72:1 as at December 31, 2025.

The net debt increased to USD 37.4 billion as at September 30, 2026, compared with USD 21.9 billion as at December 31, 2025.

Innovation Review

Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.

Selected innovative medicines approvals in Q3

Product	Active ingredient/ Descriptor	Indication	Region
Cosentyx	secukinumab	Hidradenitis suppurativa, IV	US
Fabhalta	iptacopan	IgA nephropathy	US (traditional approval), JP
Pluvicto	lutetium Lu 177 vipivotide tetraxetan	Metastatic androgen pathway modulation-naïve/sensitive (mAPMN/S) prostate cancer¹	US, CN
Rhapsido	remibrutinib	Chronic inducible urticaria (SD cohort)	US
Vijoice	alpelisib	PIK3CA-related overgrowth spectrum (PROS)	EU

[1] Also known as metastatic hormone-sensitive prostate cancer (mHSPC).

Selected innovative medicines projects awaiting regulatory decisions

Completed submissions
Product	Indication	US	EU	Japan	News update
Cosentyx	Polymyalgia rheumatica	Q1 2026	Q1 2026	Q1 2026	– Positive CHMP opinion – Efficacy supplement for IV regimen submitted to FDA
	Hidradenitis suppurativa, pediatrics aged 12+	Approved	Q1 2026
KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	Q3 2026			– US submission – FDA priority review designation
KPE179 (del-zota)	Duchenne muscular dystrophy, Exon 44	Q2 2026			– FDA priority review designation
Leqvio	Hypercholesterolaemia, pediatrics	Approved	Q3 2025
DAK539 (pelabresib)	Myelofibrosis		Q3 2026		– EU submission
Pluvicto	Metastatic androgen pathway modulation-naïve/sensitive (mAPMN/S) prostate cancer¹	Approved		Q4 2025	– US approval
Vanrafia	IgA nephropathy	Approved	Q2 2026	Q3 2026	– JP & CN submission
VAY736 (ianalumab)	Sjögren’s disease	Q1 2026	Q1 2026	Q1 2026

[1] Also known as metastatic hormone-sensitive prostate cancer (mHSPC).

Selected innovative medicines pipeline projects

Compound/ product	Potential indication/ Disease area	First planned submission	Current Phase	News update
225Ac-PSMA-617	post Lu metastatic androgen pathway modulation-resistant (mAPMR) prostate cancer[1]	2028	3
	Metastatic androgen pathway modulation- resistant (mAPMR) prostate cancer[1] 1L	≥2029	3
Aimovig	Migraine, pediatrics	2028	3
DDY391	Psoriatic arthritis	≥2029	2	– PhII FPFV achieved
	Sjögrens disease	≥2029	2	– PhII FPFV achieved
DII235	CVRR-Lp(a)	≥2029	2	– Under assessment following HORIZON
DWH213 (del-brax)	Facioscapulohumeral muscular dystrophy	2028	3	– Planned FDA meeting in Q4, based on positive PhI/II biomarker data
EWF980 (del-desiran)	Myotonic dystrophy type 1	≥2029	3	– PhIII HARBOR did not meet primary endpoint – Evidence of clinical activity was observed in secondary endpoints and exploratory analyses – Novartis is evaluating full dataset and expects to engage with health authorities regarding development path
FUB523 (zigakibart)	IgA nephropathy	2027	3
GHZ339	Atopic dermatitis	≥2029	2
GIA632	Atopic dermatitis	≥2029	2
	Lichen planus	≥2029	2	– PhII FPFV achieved
	Vitiligo	≥2029	2
JSB462	Prostate cancer	≥2029	2
KAE609 (cipargamin)	Malaria, uncomplicated	≥2029	2
	Malaria, severe	≥2029	2
KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– US submission
Kesimpta	Multiple sclerosis new dosing regimen (Q2M)	2027	3
KPE179 (del-zota)	Duchenne muscular dystrophy, Exon 44	2026	3	– PhIII SAFARI44 FPFV achieved
Leqvio	Secondary prevention of cardiovascular events in patients with elevated LDL-C	2027	3
	Primary prevention CVRR	≥2029	3
LNP023 (iptacopan)	Myasthenia gravis	2027	3
	IC-MPGN	≥2029	3
	Atypical haemolytic uraemic syndrome	≥2029	3	– US Orphan Drug designation received
LOU064 (remibrutinib)	Chronic pruritus of unknown origin	≥2029	3	– PhIII FPFV achieved
	Chronic spontaneous urticaria, pediatrics	2027	3
	Food allergy	≥2029	3	– PhIII FPFV achieved
	Hidradenitis suppurativa	2027	3
	Multiple sclerosis, relapsing	2026	3	– PhIII REMODEL-1/-2 met primary endpoint
	Multiple sclerosis, secondary progressive	≥2029	3
	Myasthenia gravis		3	– Project discontinued following futility analysis readout – No safety concerns identified, remibrutinib studies in other indications continue
LTP001	Pulmonary arterial hypertension	≥2029	2
Lutathera	Gastroenteropancreatic neuroendocrine tumor	2028	3
LXE408	Visceral leishmaniasis	≥2029	2

[1] Also known as metastatic castration resistant prostate cancer (mCRPC).

Compound/ product	Potential indication/ Disease area	First planned submission	Current Phase	News update
MAA868 (abelacimab)	Stroke prevention in atrial fibrillation	2028	3
NIO752	Progressive supranuclear palsy	≥2029	3
PAC001 (pacibekitug)	Atherosclerotic cardiovascular disease	≥2029	2
Pluvicto	Oligometastatic prostate cancer	≥2029	3
QCZ484	Hypertension	≥2029	2
TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)		3	– PhIII HORIZON did not meet primary endpoint
VAY736 (ianalumab)	Lupus nephritis	2028	3
	Systemic lupus erythematosus	2027	3
	Systemic sclerosis	2028	2
	1L immune thrombocytopenia	2027	3
	2L immune thrombocytopenia	2027	3
VHB937 (lifonebart)	Alzheimer's disease		2	– Project discontinued based on preplanned DMC assessment of biomarker data
	Amyotrophic lateral sclerosis		2	– Project discontinued following PhII readout
Vijoice	Lymphatic malformations	≥2029	3
HTT227 (votoplam)	Huntington's disease	≥2029	3
YMI024	CVRR	≥2029	2	– PhII FPFV achieved
YTB323	Active refractory lupus nephritis	2028	2	– Global temporary pause
	Active refractory systemic lupus erythematosus	2028	2	– Global temporary pause
	1L high-risk large B-cell lymphoma	≥2029	2
	Systemic sclerosis	≥2029	2	– Global temporary pause
	Myositis	≥2029	2	– Global temporary pause
	ANCA associated vasculitis	≥2029	2	– Global temporary pause

Condensed Interim Consolidated Financial Statements

Consolidated income statements

Third quarter (unaudited)

(USD millions unless indicated otherwise)	Note	Q3 2026	Q3 2025
Net sales to third parties	9	14 522	13 909
Other revenues	9	507	449
Cost of goods sold		– 3 608	– 3 539
Gross profit		11 421	10 819
Selling, general and administration		– 3 082	– 3 308
Research and development		– 5 150	– 2 944
Other income		229	269
Other expense		– 1 575	– 335
Operating income		1 843	4 501
Loss from associated companies		– 3	– 4
Interest expense		– 468	– 281
Other financial income and expense		– 55	– 20
Income before taxes		1 317	4 196
Income taxes		– 121	– 266
Net income		1 196	3 930
Attributable to:
Shareholders of Novartis AG		1 202	3 928
Non-controlling interests		– 6	2

Weighted average number of shares outstanding – Basic (million)		1 896	1 926
Basic earnings per share (USD) [1]		0.63	2.04

Weighted average number of shares outstanding – Diluted (million)		1 905	1 940
Diluted earnings per share (USD) [1]		0.63	2.02

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated income statements

Nine months to September 30 (unaudited)

(USD millions unless indicated otherwise)	Note	9M 2026	9M 2025
Net sales to third parties	9	42 043	41 196
Other revenues	9	1 461	1 618
Cost of goods sold		– 10 777	– 10 088
Gross profit		32 727	32 726
Selling, general and administration		– 9 463	– 9 808
Research and development		– 10 737	– 8 037
Other income		1 117	1 043
Other expense		– 2 816	– 1 896
Operating income		10 828	14 028
Loss from associated companies		– 8	– 10
Interest expense		– 1 273	– 840
Other financial income and expense		– 122	– 44
Income before taxes		9 425	13 134
Income taxes		– 1 816	– 1 571
Net income		7 609	11 563
Attributable to:
Shareholders of Novartis AG		7 622	11 575
Non-controlling interests		– 13	– 12

Weighted average number of shares outstanding – Basic (million)		1 903	1 947
Basic earnings per share (USD) [1]		4.01	5.94

Weighted average number of shares outstanding – Diluted (million)		1 912	1 961
Diluted earnings per share (USD) [1]		3.99	5.90

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of comprehensive income

Third quarter (unaudited)

(USD millions)	Q3 2026	Q3 2025
Net income	1 196	3 930

Other comprehensive income
Items that are or may be recycled into the consolidated income statement
Cash flow hedge, net of taxes	0	1
Net investment hedge, net of taxes	20	2
Currency translation effects, net of taxes	– 299	19
Total of items that are or may be recycled	– 279	22

Items that will never be recycled into the consolidated income statement
Remeasurement of defined benefit plans, net of taxes	– 3 502	287
Fair value adjustments on equity securities, net of taxes	– 93	57
Total of items that will never be recycled	– 3 595	344

Total other comprehensive (loss)/income	– 3 874	366

Total comprehensive (loss)/income	– 2 678	4 296
Total comprehensive (loss)/income for the period attributable to:
Shareholders of Novartis AG	– 2 691	4 293
Non-controlling interests	13	3

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Nine months to September 30 (unaudited)

(USD millions)	9M 2026	9M 2025
Net income	7 609	11 563

Other comprehensive income
Items that are or may be recycled into the consolidated income statement
Cash flow hedge, net of taxes	23	2
Net investment hedge, net of taxes	147	– 231
Currency translation effects, net of taxes	– 759	2 853
Total of items that are or may be recycled	– 589	2 624

Items that will never be recycled into the consolidated income statement
Remeasurement of defined benefit plans, net of taxes	– 2 935	767
Fair value adjustments on equity securities, net of taxes	74	4
Total of items that will never be recycled	– 2 861	771

Total other comprehensive (loss)/income	– 3 450	3 395

Total comprehensive income	4 159	14 958
Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	4 161	14 967
Non-controlling interests	– 2	– 9

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated balance sheets

(USD millions)	Note	Sep 30, 2026 (unaudited)	Dec 31, 2025 (audited)
Assets
Non-current assets
Property, plant and equipment		10 622	10 782
Right-of-use assets		1 649	1 570
Goodwill		27 175	25 567
Intangible assets other than goodwill		39 827	29 411
Investments in associated companies		63	98
Deferred tax assets		5 346	5 438
Financial assets		2 034	2 348
Other non-current assets	10	1 686	5 275
Total non-current assets		88 402	80 489
Current assets
Inventories		6 104	6 269
Trade receivables		9 780	8 937
Income tax receivables		183	205
Marketable securities, time deposits and derivative financial instruments		105	155
Cash and cash equivalents		8 870	11 435
Other current assets		3 705	3 459
Total current assets		28 747	30 460
Total assets		117 149	110 949

Equity and liabilities
Equity
Share capital		736	766
Treasury shares		– 54	– 50
Reserves		36 546	45 414
Equity attributable to Novartis AG shareholders		37 228	46 130
Non-controlling interests		336	419
Total equity		37 564	46 549
Liabilities
Non-current liabilities
Financial debts		36 699	27 935
Lease liabilities		1 683	1 657
Deferred tax liabilities		4 397	3 397
Provisions and other non-current liabilities		4 281	4 133
Total non-current liabilities		47 060	37 122
Current liabilities
Trade payables		4 243	4 456
Financial debts and derivative financial instruments		9 650	5 602
Lease liabilities		278	263
Current income tax liabilities		2 652	1 969
Provisions and other current liabilities		15 702	14 988
Total current liabilities		32 525	27 278
Total liabilities		79 585	64 400
Total equity and liabilities		117 149	110 949

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity

Third quarter (unaudited)

				Reserves
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity
Total equity at July 1, 2026		736	– 49	39 649	1 206	41 542	404	41 946
Net income				1 202		1 202	– 6	1 196
Other comprehensive income					– 3 893	– 3 893	19	– 3 874
Total comprehensive income				1 202	– 3 893	– 2 691	13	– 2 678
Purchase of treasury shares			– 6	– 1 886		– 1 892		– 1 892
Equity-based compensation plans			1	257		258		258
Taxes on treasury share transactions				– 3		– 3		– 3
Changes in non-controlling interests							– 81	– 81
Value adjustments related to financial assets sold and divestments				6	– 6
Other movements	4.3			14		14		14
Total of other equity movements			– 5	– 1 612	– 6	– 1 623	– 81	– 1 704
Total equity at September 30, 2026		736	– 54	39 239	– 2 693	37 228	336	37 564

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
				Reserves
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity
Total equity at July 1, 2025		766	– 33	41 527	– 275	41 985	69	42 054
Net income				3 928		3 928	2	3 930
Other comprehensive income					365	365	1	366
Total comprehensive income				3 928	365	4 293	3	4 296
Purchase of treasury shares			– 11	– 2 134		– 2 145		– 2 145
Equity-based compensation plans			0	284		284		284
Taxes on treasury share transactions				– 1		– 1		– 1
Changes in non-controlling interests				– 91		– 91	350	259
Value adjustments related to financial assets sold and divestments				– 8	8
Other movements	4.3			5		5		5
Total of other equity movements			– 11	– 1 945	8	– 1 948	350	– 1 598
Total equity at September 30, 2025		766	– 44	43 510	98	44 330	422	44 752

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of changes in equity

Nine months to September 30 (unaudited)

				Reserves
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity
Total equity at January 1, 2026		766	– 50	44 720	694	46 130	419	46 549
Net income				7 622		7 622	– 13	7 609
Other comprehensive income					– 3 461	– 3 461	11	– 3 450
Total comprehensive income				7 622	– 3 461	4 161	– 2	4 159
Dividends	4.1			– 9 068		– 9 068		– 9 068
Purchase of treasury shares			– 13	– 4 942		– 4 955		– 4 955
Reduction of share capital		– 30	30
Equity-based compensation plans			5	869		874		874
Taxes on treasury share transactions				– 26		– 26		– 26
Changes in non-controlling interests							– 81	– 81
Value adjustments related to financial assets sold and divestments				– 74	74
Other movements	4.3		– 26	138		112		112
Total of other equity movements		– 30	– 4	– 13 103	74	– 13 063	– 81	– 13 144
Total equity at September 30, 2026		736	– 54	39 239	– 2 693	37 228	336	37 564

The accompanying Notes form an integral part of the condensed interim consolidated financial statements
				Reserves
(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Equity attributable to Novartis AG shareholders	Non- controlling interests	Total equity
Total equity at January 1, 2025		793	– 53	46 561	– 3 255	44 046	80	44 126
Net income				11 575		11 575	– 12	11 563
Other comprehensive income					3 392	3 392	3	3 395
Total comprehensive income				11 575	3 392	14 967	– 9	14 958
Dividends	4.1			– 7 818		– 7 818		– 7 818
Purchase of treasury shares			– 40	– 7 614		– 7 654		– 7 654
Reduction of share capital		– 27	42	– 15
Equity-based compensation plans			7	834		841		841
Taxes on treasury share transactions				– 34		– 34		– 34
Changes in non-controlling interests				– 90		– 90	351	261
Value adjustments related to financial assets sold and divestments				39	– 39
Other movements	4.3			72		72		72
Total of other equity movements		– 27	9	– 14 626	– 39	– 14 683	351	– 14 332
Total equity at September 30, 2025		766	– 44	43 510	98	44 330	422	44 752

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows

Third quarter (unaudited)

(USD millions)	Note	Q3 2026	Q3 2025
Net income		1 196	3 930
Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	5 572	2 261
Interest received		65	61
Interest paid		– 546	– 290
Change in other financial receipts			– 82
Change in other financial payments		– 157	– 7
Income taxes paid		– 289	– 366
Net cash flows from operating activities before working capital and provision changes		5 841	5 507
Payments out of provisions and other net cash movements in non-current liabilities		– 283	– 272
Changes in working capital and other operating cash flow items	6.2	– 55	1 336
Net cash flows from operating activities		5 503	6 571
Purchases of property, plant and equipment		– 392	– 354
Proceeds from sale of property, plant and equipment		0	1
Purchases of intangible assets		– 350	– 477
Proceeds from sale of intangible assets			52
Purchases of financial assets		– 29	– 23
Proceeds from sale of financial assets		88	140
Acquisitions of businesses	6.3	– 1 109	1
Acquisitions applying the optional concentration test	6.4	0	– 94
Divestments of businesses, net	6.5	42	– 64
Investments in time deposits and marketable securities		0	– 77
Proceeds from time deposits and from sale of marketable securities		7	39
Other investing cash flows, net		– 3	– 4
Net cash flows used in investing activities		– 1 746	– 860
Purchases of treasury shares		– 1 698	– 2 302
Proceeds from exercised options and other treasury share transactions, net			2
Proceeds from non-current financial debts			135
Repayments of the current portion of non-current financial debts		– 19	– 9
Change in current financial debts		– 682	– 564
Payments of lease liabilities		– 67	– 73
Other financing cash flows, net		2	22
Net cash flows used in financing activities		– 2 464	– 2 789
Net change in cash and cash equivalents before effect of exchange rate changes		1 293	2 922
Effect of exchange rate changes on cash and cash equivalents		– 39	– 22
Net change in cash and cash equivalents		1 254	2 900
Cash and cash equivalents at July 1		7 616	6 656
Cash and cash equivalents at September 30		8 870	9 556

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Consolidated statements of cash flows

Nine months to September 30 (unaudited)

(USD millions)	Note	9M 2026	9M 2025
Net income		7 609	11 563
Adjustments to reconcile net income to net cash flows from operating activities
Reversal of non-cash items and other adjustments	6.1	11 440	7 927
Dividends received from associated companies and others		1	1
Interest received		192	222
Interest paid		– 1 086	– 770
Other financial receipts			316
Other financial payments		– 210	– 20
Income taxes paid		– 1 474	– 1 581
Net cash flows from operating activities before working capital and provision changes		16 472	17 658
Payments out of provisions and other net cash movements in non-current liabilities		– 801	– 788
Changes in working capital and other operating cash flow items	6.2	– 610	10
Net cash flows from operating activities		15 061	16 880
Purchases of property, plant and equipment		– 1 059	– 939
Proceeds from sale of property, plant and equipment		31	12
Purchases of intangible assets		– 1 248	– 1 944
Proceeds from sale of intangible assets			52
Purchases of financial assets		– 69	– 63
Proceeds from sale of financial assets		174	185
Acquisitions of businesses	6.3	– 12 813	– 126
Acquisitions applying the optional concentration test	6.4	– 2 720	– 1 631
Divestments of businesses, net	6.5	102	– 79
Investments in time deposits and marketable securities		– 60	– 150
Proceeds from time deposits and from sale of marketable securities		863	1 920
Other investing cash flows, net		212	– 10
Net cash flows used in investing activities		– 16 587	– 2 773
Dividends paid to shareholders of Novartis AG	4.1	– 9 068	– 7 818
Purchases of treasury shares		– 4 772	– 7 732
Proceeds from exercised options and other treasury share transactions, net		14	23
Proceeds from non-current financial debts	10	12 900	135
Repayments of the current portion of non-current financial debts		– 58	– 1 622
Change in current financial debts	10	273	842
Payments of lease liabilities		– 207	– 208
Other financing cash flows, net		13	– 170
Net cash flows used in financing activities		– 905	– 16 550
Net change in cash and cash equivalents before effect of exchange rate changes		– 2 431	– 2 443
Effect of exchange rate changes on cash and cash equivalents		– 134	540
Net change in cash and cash equivalents		– 2 565	– 1 903
Cash and cash equivalents at January 1		11 435	11 459
Cash and cash equivalents at September 30		8 870	9 556

The accompanying Notes form an integral part of the condensed interim consolidated financial statements

Notes to the Condensed Interim Consolidated Financial Statements for the three month and nine month period ended September 30, 2026 (unaudited)

1. Basis of preparation

The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value.

These Condensed Interim Consolidated Financial Statements for the three month and nine month period ended September 30, 2026, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2025 Annual Report published on February 4, 2026.

2. Accounting policies

The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2025 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, and contingent amounts.

Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.

As disclosed in the 2025 Annual Report, goodwill, and the intangible assets not yet available for use (in-process research and development (IPR&D)) are evaluated for impairment annually, or when facts and circumstances warrant. The intangible assets available for use (currently marketed products and other intangible assets) are evaluated for potential impairment whenever facts and circumstances indicate that their carrying value may not be recoverable. The amount of goodwill and intangible assets other than goodwill on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.

The Company’s activities are not subject to significant seasonal fluctuations.

Status of adoption of significant new or amended IFRS standards or interpretations

No new IFRS Accounting Standards were adopted by the Company in 2026. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2026 and 2025, that had a material impact on the Company’s consolidated financial statements.

In 2024, the International Accounting Standards Board issued the following new IFRS Accounting Standard, which is not yet effective:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 will become effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. Upon adoption, IFRS 18 replaces International Accounting Standards (IAS®) Standards 1 – Presentation of Financial Statements.

IFRS 18 sets out new requirements focused on improving financial reporting by:

  requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income), requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. certain non-IFRS measures), and adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.

IFRS 18 will not affect the recognition or measurement of items in the financial statements, but it might change what an entity reports as its “operating profit or loss”, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement.

The Company’s preliminary assessment of IFRS 18 impacts indicates that certain income and expense amounts are expected to be reclassified within the consolidated income statement. For example, portions of foreign currency results and monetary losses from hyperinflation accounting will move from non-operating to operating income and expense. These expected presentation changes will not affect reported net income. The consolidated statement of cash flows presentation will change. It will start with operating income instead of net income, and certain cash flows are expected to be reclassified among the operating, investing, and financing activities categories. For example, dividends received and interest received are expected to be reclassified from operating activities to investing activities, while interest paid is expected to be reclassified from operating activities to financing activities. These presentation changes will not affect the net change in cash and cash equivalents reported for the period.

Novartis is currently finalizing its assessment of the impact of adopting IFRS 18, which will be effective January 1, 2027.

Based on the Company’s assessment, there were no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2026 that would have been expected to have a material impact on the Company’s consolidated financial statements.

3. Significant acquisitions of businesses

The following are the signiﬁcant acquisitions of businesses where the Company applied the business combination acquisition method of accounting.

2026

Acquisition of Myricx Pharma Limited

On July 5, 2026, Novartis entered into a Stock Purchase Agreement to acquire Myricx Pharma Limited (“Myricx”), a UK-based, privately held biotechnology company developing antibody-drug conjugates (ADCs) using N-myristoyltransferase inhibitor (NMTi) payloads. The transaction closed on August 28, 2026.

The acquisition agreement provided for cash consideration of USD 1.1 billion, and potential additional payments of up to USD 0.4 billion, which Myricx shareholders are eligible to receive upon the achievement of specified milestones.

The fair value of the total purchase consideration was USD 1.3 billion, consisting of a cash payment of USD 1.2 billion, after customary purchase price adjustments, and the fair value of contingent consideration of USD 0.1 billion. The acquired net identifiable assets included cash and cash equivalents of USD 0.1 billion, resulting in a net cash outflow on acquisition of approximately USD 1.1 billion. The preliminary purchase price allocation resulted in net identifiable assets of USD 0.7 billion, consisting primarily of IPR&D intangible assets of USD 0.6 billion, other intangible assets of USD 0.3 billion, deferred tax liabilities of USD 0.2 billion and other net assets and liabilities. Goodwill amounted to USD 0.6 billion. As the transaction closed in the third quarter of 2026, the valuation of the acquired intangible assets had not been finalized as of September 30, 2026, and the purchase price allocation remains preliminary.

The results of operations from the date of acquisition were not material.

Acquisition of Avidity Biosciences, Inc.

On October 25, 2025, Novartis entered into an agreement and plan of merger to acquire Avidity Biosciences, Inc. (“Avidity”), a US-based, publicly traded biotechnology company specializing in RNA therapeutics for rare genetic neuromuscular diseases. Avidity’s portfolio includes delpacibart etedesiran (del-desiran), a development-stage therapy for the treatment of myotonic dystrophy type 1 (DM1), as well as development-stage programs for facioscapulohumeral muscular dystrophy (FSHD) and Duchenne muscular dystrophy (DMD).

Pursuant to the merger agreement, on February 27, 2026, following the satisfaction of the closing conditions, Novartis, through an indirect wholly owned subsidiary, acquired all outstanding shares of Avidity’s common stock for USD 72.00 per share in cash. The total consideration amounted to approximately USD 12.0 billion in cash on a fully diluted basis. The acquiring subsidiary merged with and into Avidity, resulting in Avidity becoming an indirect wholly owned subsidiary of Novartis. Avidity shares admitted to trading on NASDAQ were subsequently delisted. The acquisition was financed through a combination of available cash and third-party debt financing.

The fair value of the total purchase consideration was approximately USD 12.0 billion. The preliminary purchase price allocation resulted in net identifiable assets of approximately USD 10.6 billion. These comprised identifiable intangible assets, including IPR&D, of USD 11.3 billion (of which USD 7.48 billion was attributable to the del-desiran IPR&D intangible asset and approximately USD 3.8 billion in aggregate was attributable to the separate FSHD and DMD IPR&D intangible assets), marketable security funds of USD 0.7 billion (which were settled for cash on February 27, 2026 by Novartis), cash of USD 0.4 billion, other net assets of USD 0.1 billion, and net deferred tax liabilities of USD 1.9 billion. Goodwill arising from the acquisition amounted to approximately USD 1.4 billion.

Following the acquisition, in September 2026, Novartis recognized a partial impairment of USD 1.94 billion on the del-desiran IPR&D intangible asset as a result of an event occurring after the acquisition date. For further information, see Note 10. Other interim disclosures - Property, plant and equipment, right-of-use assets and intangible assets.

The results of operations from the date of acquisition were not material.

2025

In 2025, there were no acquisitions of businesses where the Company applied the business combination acquisition method of accounting.

Fair value of assets and liabilities acquired through business combinations

The following table presents the fair value of the assets and liabilities acquired through business combinations and the total purchase consideration for the first nine months of 2026. In 2025, there were no business combinations.

(USD billions)	Sep 30, 2026
In-process research and development [1]	11.8
Deferred tax assets	0.6
Other non-current assets	0.7
Marketable securities	0.7
Cash and cash equivalents	0.4
Other current assets	0.1
Deferred tax liabilities	– 2.7
Other non-current liabilities	– 0.1
Current liabilities	– 0.1
Net identifiable assets acquired	11.4
Goodwill	1.9
Total purchase consideration for business combinations	13.3

1 In the third quarter of 2026, the Company recognized a partial impairment of USD 1.94 billion on the del-desiran IPR&D intangible asset acquired through the Avidity business acquisition. For additional information, see the “Acquisition of Avidity Biosciences, Inc.” section of this Note 3 and Note 10. Other interim disclosures - Property, plant and equipment, right-of-use assets and intangible assets.

The business combinations in the first nine months of 2026 were Avidity and Myricx. The goodwill arising from the 2026 business combinations is not tax deductible. It is primarily attributable to the deferred tax effects arising from the recognition of identifiable intangible assets for which no corresponding tax basis exists, expected synergies, and the value of the acquired assembled workforce. The goodwill was allocated to the group of CGUs at the level of the Company’s operating segment, which is the level at which the goodwill is monitored for internal management purposes and the acquisition synergies are expected to be realized.

The following are the significant acquisitions where Novartis elected to apply the optional concentration test, resulting in the transaction being accounted for as assets separately acquired rather than as a business combination within the meaning of IFRS Accounting Standards.

2026

Acquisition of Excellergy, Inc.

On March 26, 2026, Novartis entered into an agreement and plan of merger to acquire all outstanding shares of Excellergy, Inc. (“Excellergy”), a US-based, private clinical-stage biotechnology company focused on the development of next-generation anti-IgE therapies for IgE-driven diseases. The transaction closed on June 24, 2026.

The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 1.1 billion, which Excellergy shareholders are eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.

The cash purchase price was allocated to an IPR&D intangible asset of USD 0.9 billion, and other net assets including cash of USD 5 million. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.

Acquisition of Pikavation Therapeutics, Inc.

On March 18, 2026, Novartis entered into a stock purchase agreement to acquire Pikavation Therapeutics, Inc., (“Pikavation”), a wholly owned subsidiary of Synnovation Therapeutics, LLC (“Synnovation”), that holds a pan-mutant selective PI3Ka inhibitor IP, including SNV4818 phase 1 program. The transaction closed on May 28, 2026.

The purchase price consisted of cash consideration of USD 1.8 billion and potential additional milestones of up to USD 1.2 billion, which Synnovation is eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.

The cash purchase price was allocated to an IPR&D intangible asset of USD 1.8 billion, and other net assets. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.

2025

Acquisition of Tourmaline Bio, Inc.

On September 8, 2025, Novartis entered into an agreement and plan of merger to acquire Tourmaline Bio, Inc. (“Tourmaline”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing a treatment option for atherosclerotic cardiovascular disease.

Pursuant to the merger agreement, on September 29, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Tourmaline in exchange for USD 48.00 in cash per share. The tender offer expired at one minute past 11:59 p.m., New York City time on October 27, 2025 with a payment on October 28, 2025 in the amount of USD 1.4 billion for the tendered outstanding shares to the Tourmaline shareholders. On October 28, 2025, the acquiring subsidiary merged with and into Tourmaline, resulting in Tourmaline becoming an indirect wholly owned subsidiary of Novartis. Tourmaline shares admitted to trading on NASDAQ were subsequently delisted.

The cash purchase price consisted of cash consideration of USD 1.4 billion. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.

The cash purchase price was allocated to an IPR&D intangible asset of USD 1.2 billion, and other net assets including cash and cash equivalents of USD 0.2 billion.

Option agreement to acquire a private clinical-stage biotech company

On September 16, 2025, Novartis entered into an agreement granting it an option to acquire all outstanding shares of a private clinical-stage biotech company (the “Biotech company”). The option is subject to pre-defined terms and is exercisable at Novartis sole discretion. Management concluded that the terms of the option agreement conferred substantive control over the Biotech company, in accordance with the principles of IFRS Accounting Standards. Consequently, the Biotech company was consolidated into Novartis consolidated financial statements effective from September 2025.

If Novartis decides to exercise the option to acquire, it would make a payment to the Biotech company’s shareholders, with potential additional payments, which they are eligible to receive upon achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets at the consolidation date was concentrated in an identifiable IPR&D intangible asset.

The purchase price as at the option agreement date was USD 0.4 billion. The amount was allocated to the net assets at the consolidation date, including USD 0.4 billion IPR&D intangible assets and USD 18 million in cash and cash equivalents. A non-controlling interest of USD 0.4 billion was recognized in equity. Subsequent milestone-related payments will be recognized as additions to the intangible asset when the specified milestones are achieved.

Acquisition of Regulus Therapeutics Inc.

On April 29, 2025, Novartis entered into an agreement and plan of merger to acquire Regulus Therapeutics Inc. (“Regulus”), a US-based, publicly traded clinical-stage biopharmaceutical company focused on developing microRNA therapeutics. Regulus lead development phase asset, farabursen, is a potential ﬁrst-in-class, next-generation oligonucleotide targeting miR-17 for the treatment of autosomal dominant polycystic kidney disease (ADPKD).

Pursuant to the merger agreement, on May 27, 2025, Novartis, through an indirect, wholly owned subsidiary, commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of common stock of Regulus in exchange for (i) USD 7.00 in cash per Share, plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of USD 7.00 in cash, upon the achievement of a speciﬁed regulatory milestone. The tender offer expired at one minute past 11:59 p.m., New York City time on June 24, 2025 with a payment of USD 0.7 billion for the outstanding shares to the Regulus shareholders for their tendered shares and the issuance of 1 CVR per share. Additionally, the liability related to the Regulus employee share plans amounted to USD 0.1 billion and was paid on July 11, 2025, with the issuance of 1 CVR per share. On June 25, 2025, the acquiring subsidiary merged with and into Regulus, resulting in Regulus becoming an indirect wholly owned subsidiary of Novartis. Regulus shares admitted to trading on NASDAQ were subsequently delisted.

The purchase price consisted of cash consideration of USD 0.8 billion and CVRs of up to USD 0.9 billion, which Regulus shareholders are eligible to receive upon the achievement of a specified regulatory milestone. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.

The cash purchase price was allocated to an IPR&D intangible asset of USD 0.8 billion, and other net assets including cash and cash equivalents of USD 23 million. Subsequent payments for the potential CVRs upon achievement of the speciﬁed regulatory milestone will be recognized as additions to the intangible asset if the speciﬁed regulatory milestone is achieved.

Acquisition of Anthos Therapeutics, Inc.

On February 10, 2025, Novartis entered into an agreement and plan of merger to acquire all of the outstanding shares of common stock of Anthos Therapeutics, Inc. (“Anthos”), a US-based, privately held clinical stage biopharmaceutical company with abelacimab, a late-stage medicine in development for the prevention of stroke and systemic embolism in patients with atrial fibrillation. The transaction closed on April 3, 2025.

The purchase price consisted of cash consideration of USD 0.9 billion and potential additional milestones of up to USD 2.1 billion, which Anthos shareholders are eligible to receive upon the achievement of specified milestones. The optional concentration test was applied as it indicated that substantially all of the fair value of the gross assets acquired was concentrated in an identifiable IPR&D intangible asset.

The cash purchase price was allocated to an IPR&D intangible asset of USD 0.9 billion, and other net assets including cash and cash equivalents of USD 47 million. Subsequent payments for the potential additional milestones will be recognized as additions to the intangible asset when the specified milestones have been achieved.

Identifiable net assets acquired through acquisitions applying the optional concentration test

The following table presents the identifiable net assets acquired through acquisitions applying the optional concentration test:

(USD billions)	Sep 30, 2026	Dec 31, 2025
In-process research and development	2.7	3.2
Deferred tax assets [1]	0.0	0.2
Cash and cash equivalents [2]	0.0	0.3
Other current and non-current assets	0.0	0.1
Current and non-current liabilities	0.0	– 0.2
Identifiable net assets acquired through acquisitions applying the optional concentration test	2.7	3.6

[1] Deferred tax assets are attributable to tax loss and tax credit carryforwards.
[2] 9M 2026 includes cash of USD 5 million.

For significant pending transactions, see Note 10. Other interim disclosures — Commitments — Other commitments.

4. Summary of equity attributable to Novartis AG shareholders

		Number of outstanding shares (in millions)		Equity attributable to Novartis AG shareholders
	Note	2026	2025	9M 2026 USD millions	9M 2025 USD millions
Balance at beginning of year		1 908.2	1 975.1	46 130	44 046
Shares acquired to be canceled		– 30.9	– 66.4	– 4 653	– 7 487
Other share purchases		– 2.0	– 1.6	– 302	– 167
Equity-based compensation plans		13.2	11.6	874	841
Taxes on treasury share transactions				– 26	– 34
Dividends	4.1			– 9 068	– 7 818
Net income of the period attributable to shareholders of Novartis AG				7 622	11 575
Other comprehensive income attributable to shareholders of Novartis AG				– 3 461	3 392
Changes in non-controlling interests					– 90
Other movements	4.3	0.1	0.1	112	72
Balance at September 30		1 888.6	1 918.8	37 228	44 330

4.1. The annual gross dividend to shareholders of Novartis AG amounted to USD 9.1 billion (2025: USD 7.8 billion).

4.2. In July 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 8.7 million shares concluded in October 2024. In June 2025, Novartis amended the arrangement to include the repurchase of an additional 10.7 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 10.7 million shares concluded in August 2025.

The repurchases under the USD 15.0 billion share buyback that commenced in July 2023 concluded in July 2025.

In July 2025, Novartis amended and restated its arrangement to repurchase Novartis shares on the second trading line under its new up-to USD 10.0 billion share buyback.

In March 2026, Novartis replaced its July 2025 arrangement with a new irrevocable, non-discretionary arrangement with a bank to continue repurchasing Novartis shares on the second trading line under its up-to USD 10.0 billion share buyback. In May 2026, Novartis amended the arrangement to include the repurchase of an additional 12.1 million Novartis shares on the second trading line to mitigate the impact of share deliveries under the equity-based compensation plans for employees. These additional repurchases of 12.1 million shares concluded in September 2026. In September 2026, Novartis amended the arrangement to continue the repurchases under its up-to USD 10.0 billion share buyback.

Novartis is able to cancel this arrangement at any time but may be subject to a 90 day waiting period. As of September 30, 2026, and December 31, 2025, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of September 30, 2026, and December 31, 2025.

4.3. Other movements include mainly the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies,” for subsidiaries in hyperinflationary economies.

5. Financial instruments

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of September 30, 2026, and December 31, 2025. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2025 Annual Report, published on February 4, 2026.

	Level 1		Level 2		Level 3		Total
(USD millions)	Sep 30, 2026	Dec 31, 2025	Sep 30, 2026	Dec 31, 2025	Sep 30, 2026	Dec 31, 2025	Sep 30, 2026	Dec 31, 2025
Financial assets
Cash and cash equivalents - debt securities	10						10
Derivative financial instruments			103	57			103	57
Current contingent consideration receivables					109	101	109	101
Current debt and equity securities	60	15	1		111	12	172	27
Total current financial assets at fair value	70	15	104	57	220	113	394	185
Non-current debt and equity securities	313	255	6	7	352	529	671	791
Fund investments	18	19			203	183	221	202
Non-current receivables			51				51
Non-current contingent consideration receivables					737	758	737	758
Associated companies at fair value through profit or loss					52	88	52	88
Total non-current financial assets at fair value	331	274	57	7	1 344	1 558	1 732	1 839
Financial liabilities
Current contingent consideration liabilities					– 71	– 215	– 71	– 215
Derivative financial instruments			– 197	– 81			– 197	– 81
Total current financial liabilities at fair value			– 197	– 81	– 71	– 215	– 268	– 296
Non-current contingent consideration liabilities					– 407	– 452	– 407	– 452

In the first nine months of 2026, four equity securities with a carrying amount of USD 37 million were transferred from Level 3 to Level 1 following Initial Public Offerings of the invested companies or lifting of restrictions.

The carrying amount of non-current debt and equity securities, fund investments and non-current contingent consideration receivables totaling USD 1.6 billion at September 30, 2026 (USD 1.8 billion at December 31, 2025) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.4 billion at September 30, 2026 (USD 0.5 billion at December 31, 2025) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.

The fair value of straight bonds and floating rate bonds amounted to USD 37.4 billion at September 30, 2026 (USD 26.6 billion at December 31, 2025) compared with the carrying amount of USD 40.4 billion at September 30, 2026 (USD 27.9 billion at December 31, 2025). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.

The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.

6. Details to the consolidated statements of cash flows

6.1. Reversal of non-cash items and other adjustments

The following tables show the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.

(USD millions)	Q3 2026	Q3 2025
Depreciation, amortization and impairments on:
Property, plant and equipment	302	246
Right-of-use assets	78	69
Intangible assets	3 200	1 049
Financial assets [1]	– 37	– 72
Change in provisions and other non-current liabilities	1 032	43
Losses on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	94	81
Equity-settled compensation plans	267	268
Loss from associated companies	3	4
Income taxes	121	266
Net financial expense	523	301
Other	– 11	6
Total	5 572	2 261

[1] Includes fair value changes
(USD millions)	9M 2026	9M 2025
Depreciation, amortization and impairments on:
Property, plant and equipment	861	708
Right-of-use assets	229	202
Intangible assets	5 118	2 864
Financial assets [1]	– 51	– 35
Change in provisions and other non-current liabilities	1 568	890
(Gains)/losses on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	– 312	36
Equity-settled compensation plans	837	797
Loss from associated companies	8	10
Income taxes	1 816	1 571
Net financial expense	1 395	884
Other	– 29
Total	11 440	7 927

[1] Includes fair value changes

6.2. Cash flows from changes in working capital and other operating cash flow items included in the net cash flows from operating activities

(USD millions)	Q3 2026	Q3 2025	9M 2026	9M 2025
(Increase)/decrease in inventories	32	– 128	– 33	– 117
(Increase)/decrease in trade receivables	– 170	180	– 930	– 1 030
(Decrease)/increase in trade payables	41	– 60	– 196	– 375
Change in other current and non-current assets	32	392	400	140
Change in provisions and other current liabilities	10	952	149	1 392
Total	– 55	1 336	– 610	10

6.3. Cash flows related to acquisitions of businesses

The following table is a summary of the cash flow impact of acquisitions of businesses:

(USD millions)	Note	Q3 2026	Q3 2025	9M 2026	9M 2025
Total purchase consideration for business combinations	3	– 1 280		– 13 311
Acquired cash and cash equivalents		61		432
Contingent consideration payables, net		110	1	66	– 126
Acquisitions of businesses		– 1 109	1	– 12 813	– 126

Note 3 provides disclosure of the fair value of assets and liabilities acquired through business combinations. All consideration for these acquisitions was paid in cash.

6.4. Cash flows used for acquisitions by applying the optional concentration test

In the current-year period, the total cash consideration paid for acquisitions where the Company elected to apply the optional concentration test, resulting in the transactions being accounted for as assets separately acquired rather than as business combinations within the meaning of IFRS Accounting Standards, amounted to USD 2.7 billion, net of cash acquired of USD 5 million (Q3 2026: nil; Q3 2025: USD 0.1 billion, net of cash and cash equivalents acquired of USD 18 million; 9M 2025: USD 1.6 billion, net of cash and cash equivalents acquired of USD 88 million).

Note 3 provides disclosure of the identifiable net assets acquired through acquisitions where the Company elected to apply the optional concentration test. All consideration for these acquisitions was paid in cash.

6.5. Cash flows related to divestments of businesses

Cash flows related to divestments of businesses were not material. All consideration received and divestment-related costs paid were in cash.

7. Legal proceedings update

A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 20 to the Consolidated Financial Statements in our 2025 Annual Report and 2025 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of October 26, 2026, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2025 Annual Report and 2025 Form 20-F.

Investigations and related litigations

Southern District of New York (S.D.N.Y.) Gilenya marketing practices investigation and litigation

In 2013, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative demand from the United States Attorney’s Office for the S.D.N.Y. requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. In 2017, the S.D.N.Y. and New York State declined to intervene in claims raised by an individual relator in a qui tam complaint. In 2022, NPC’s motion to dismiss this complaint was granted. In December 2024, the appeals court affirmed in part but remanded in part, sending the case back to the district court for further proceedings. In March 2026, the district court denied Novartis motion to dismiss and the case proceeded to discovery. The claims are being vigorously contested.

Greece investigation

The Greek authorities are investigating legacy allegations of potentially inappropriate economic benefits to healthcare providers (HCPs), government officials and others in Greece. These authorities include the Greek Coordinating Body for Inspection and Control, and the Greek Body of Prosecution of Financial Crime (SDOE), from which the Company received a summons in 2018 and 2020. Novartis has cooperated in these investigations. In 2021, SDOE imposed on Novartis Hellas a fine equivalent to approximately USD 1.2 million; Novartis Hellas appealed the fine and, in September 2023, the Court overturned the decision and fine. The Greek State appealed. In June 2026, the Court of Appeal upheld the decision annulling the fine. In 2022, the Greek State served a civil lawsuit on Novartis Hellas, seeking approximately USD 225 million for moral damages allegedly arising from the conduct that was the subject of the Company’s 2020 settlement with the U.S. Department of Justice regarding allegations of inappropriate economic benefits in Greece that was disclosed in the 2020 Annual Report and the 2020 Form 20-F. In May 2025, the court issued its decision rejecting the claims of the Greek State, which the Greek State appealed in October 2025. In June 2025, the National Social Security Fund of Greece filed a civil lawsuit against Novartis seeking approximately EUR 229 million for moral damages arising from the same facts. The claims will be vigorously contested.

340B Drug Pricing Program litigation

NPC has brought litigation challenging a number of state statutes purporting to add further obligations on manufacturers under the federal 340B program as to the use of contract pharmacies in those states. The litigation in various states is ongoing.

Concluded legal matters

Inflation Reduction Act (IRA) litigation

In 2023, following the U.S. government’s selection of Entresto for the ﬁrst round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC ﬁled a complaint in the U.S. District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution. In October 2024, the court granted the government’s motion for summary judgment. NPC appealed to the Third Circuit and in September 2025, the Third Circuit affirmed. In May 2026, the U.S. Supreme Court declined to hear NPC’s petition, concluding this litigation.

340B Drug Pricing Program litigation

NPC also brought litigation challenging the federal government’s refusal to allow NPC to apply a rebate payment model for the 340B program. The appellate court affirmed the district court’s denial of summary judgment to NPC, and the matter is now concluded. In addition, in 2021 and 2023, two medical centers ﬁled Administrative Dispute Resolution proceedings against NPC, seeking the return of alleged overcharges resulting from NPC’s contract pharmacy policy. In 2025, HRSA informed NPC that it found no overcharge in either case and dismissed the petitions, and in November 2025, it reached the same conclusion on the second petition. Both of these matters are now concluded.

In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 20 to the Consolidated Financial Statements contained in our 2025 Annual Report and 2025 Form 20-F.

Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

8. Operating segment

Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution, marketing and sale of a broad range of innovative pharmaceuticals medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.

The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.

The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.

See Note 9 for revenues and geographic information disclosures.

9. Revenues and geographic information

Net sales to third parties

Net sales to third parties by region1

Third quarter

	Q3 2026 USD m	Q3 2025 USD m	% change USD	% change cc	[2]	Q3 2026 % of total	Q3 2025 % of total
United States	6 429	6 036	7	7		44	43
Europe	4 302	4 251	1	3		30	31
Asia/Africa/Australasia	2 839	2 666	6	5		20	19
Canada and Latin America	952	956	0	– 6		6	7
Total	14 522	13 909	4	4		100	100
Of which in established markets	10 739	10 489	2	3		74	75
Of which in emerging growth markets	3 783	3 420	11	8		26	25

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the U.S., Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 45.

Nine months to September 30

	9M 2026 USD m	9M 2025 USD m	% change USD	% change cc	[2]	9M 2026 % of total	9M 2025 % of total
United States	17 342	17 997	– 4	– 4		41	44
Europe	12 929	12 326	5	1		31	30
Asia/Africa/Australasia	8 877	8 151	9	7		21	20
Canada and Latin America	2 895	2 722	6	1		7	6
Total	42 043	41 196	2	0		100	100
Of which in established markets	30 537	30 695	– 1	– 2		73	75
Of which in emerging growth markets	11 506	10 501	10	6		27	25

[1] Net sales to third parties by location of customer. Emerging growth markets comprise all markets other than the established markets of the U.S., Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 45.

Net sales to third parties by core therapeutic area and established brands

Third quarter

	Q3 2026 USD m	Q3 2025 USD m	% change USD	% change cc1
Cardiovascular, renal and metabolic
Entresto	1 165	1 877	– 38	– 38
Leqvio	506	308	64	63
Vanrafia	31		nm	nm
Total cardiovascular, renal and metabolic	1 702	2 185	– 22	– 22

Immunology
Cosentyx	1 857	1 698	9	9
Ilaris	591	473	25	26
Xolair[2]	331	440	– 25	– 25
Rhapsido	101		nm	nm
Total immunology	2 880	2 611	10	10

Neuroscience
Kesimpta	1 484	1 222	21	22
Zolgensma Group	404	301	34	35
Aimovig	87	86	1	2
Total neuroscience	1 975	1 609	23	23

Oncology
Kisqali	1 821	1 329	37	37
Pluvicto	674	564	20	20
Jakavi	564	539	5	5
Tafinlar + Mekinist	570	550	4	4
Scemblix	593	358	66	67
Lutathera	219	213	3	3
Fabhalta[3]	237	149	59	60
Total oncology[4]	4 678	3 702	26	27

Established brands
Sandostatin Group	311	302	3	3
Exforge Group	183	176	4	1
Promacta/Revolade[4]	142	362	– 61	– 61
Diovan Group	137	143	– 4	– 6
Tasigna[4]	141	221	– 36	– 37
Piqray/Vijoice[4]	122	90	36	37
Myfortic[4]	110	97	13	11
Lucentis	87	148	– 41	– 41
Kymriah	82	97	– 15	– 15
Contract manufacturing	390	396	– 2	– 1
Other [4]	1 582	1 770	– 11	– 11
Total established brands[4]	3 287	3 802	– 14	– 14

Total net sales to third parties	14 522	13 909	4	4

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 45.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
[4] Reclassified to conform with 2026 presentation of brands by therapeutic area and established brands.

nm = not meaningful

Net sales to third parties by core therapeutic area and established brands

Nine months to September 30

	9M 2026 USD m	9M 2025 USD m	% change USD	% change cc1
Cardiovascular, renal and metabolic
Entresto	3 651	6 495	– 44	– 45
Leqvio	1 438	863	67	63
Vanrafia	74		nm	nm
Total cardiovascular, renal and metabolic	5 163	7 358	– 30	– 31

Immunology
Cosentyx	5 247	4 861	8	6
Ilaris	1 616	1 369	18	17
Xolair[2]	1 061	1 339	– 21	– 23
Rhapsido	202		nm	nm
Total immunology	8 126	7 569	7	6

Neuroscience
Kesimpta	4 072	3 198	27	26
Zolgensma Group	1 071	925	16	13
Aimovig	270	245	10	6
Total neuroscience	5 413	4 368	24	22

Oncology
Kisqali	5 032	3 462	45	44
Pluvicto	1 967	1 389	42	41
Jakavi	1 697	1 555	9	6
Tafinlar + Mekinist	1 644	1 675	– 2	– 4
Scemblix	1 588	894	78	78
Lutathera	655	613	7	6
Fabhalta[3]	631	350	80	79
Total oncology[4]	13 214	9 938	33	31

Established brands
Sandostatin Group	900	922	– 2	– 4
Exforge Group	577	546	6	2
Promacta/Revolade[4]	505	1 410	– 64	– 65
Diovan Group	447	447	0	– 3
Tasigna[4]	438	925	– 53	– 54
Piqray/Vijoice[4]	326	301	8	8
Myfortic[4]	326	298	9	7
Lucentis	317	510	– 38	– 40
Kymriah	251	296	– 15	– 16
Contract manufacturing	1 214	1 015	20	16
Other [4]	4 826	5 293	– 9	– 11
Total established brands[4]	10 127	11 963	– 15	– 17

Total net sales to third parties	42 043	41 196	2	0

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 45.
[2] Net sales to third parties reflect Xolair sales for all indications.
[3] Net sales to third parties reflect Fabhalta sales for all indications.
[4] Reclassified to conform with 2026 presentation of brands by therapeutic area and established brands.

nm = not meaningful

Net sales to third parties1 of the top 20 brands in 2026

Third quarter

			U.S.		Rest of world			Total
Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc2	USD m	% change USD	% change cc2	USD m	% change USD	% change cc2
Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 093	9	764	10	9	1 857	9	9
Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	1 168	38	653	35	35	1 821	37	37
Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	1 006	21	478	21	23	1 484	21	22
Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	41	– 95	1 124	4	4	1 165	– 38	– 38
Pluvicto	Oncology	PSMA-positive mAPMN/S, mAPMR patients post-ARPI, pre- and post-Taxane	502	9	172	65	68	674	20	20
Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			564	5	5	564	5	5
Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	236	2	334	5	6	570	4	4
Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	359	33	232	14	17	591	25	26
Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	414	78	179	43	46	593	66	67
Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	234	60	272	68	65	506	64	63
Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	173	78	231	13	14	404	34	35
Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			331	– 25	– 25	331	– 25	– 25
Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	187	6	124	– 2	– 3	311	3	3
Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	156	3	63	3	6	219	3	3
Fabhalta [4]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	143	52	94	71	71	237	59	60
Exforge Group	Established brands	Hypertension	2	100	181	3	1	183	4	1
Promacta/Revolade	Established brands	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	34	– 61	108	– 61	– 61	142	– 61	– 61
Diovan Group	Established brands	Hypertension	8	14	129	– 5	– 7	137	– 4	– 6
Tasigna	Established brands	Chronic myeloid leukemia (CML)	38	– 52	103	– 27	– 29	141	– 36	– 37
Piqray/Vijoice	Established brands	Piqray – postmenopausal HR+, HER2-, PIK3CA-mutated, advanced or metastatic breast cancer; Vijoice – severe PIK3CA-related overgrowth spectrum (PROS)	112	42	10	– 9	2	122	36	37
Top 20 brands total			5 906	6	6 146	7	7	12 052	7	7
Rest of portfolio			523	17	1 947	– 9	– 10	2 470	– 5	– 5
Net sales to third parties			6 429	7	8 093	3	3	14 522	4	4

[1] Net sales to third parties by location of customer
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 45.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

Net sales to third parties1 of the top 20 brands in 2026

Nine months to September 30

			U.S.		Rest of world			Total
Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc2	USD m	% change USD	% change cc2	USD m	% change USD	% change cc2
Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	2 932	7	2 315	9	5	5 247	8	6
Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	3 138	44	1 894	48	44	5 032	45	44
Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 672	26	1 400	31	28	4 072	27	26
Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	111	– 97	3 540	7	4	3 651	– 44	– 45
Pluvicto	Oncology	PSMA-positive mAPMN/S, mAPMR patients post-ARPI, pre- and post-Taxane	1 501	36	466	64	60	1 967	42	41
Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			1 697	9	6	1 697	9	6
Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	603	– 12	1 041	5	2	1 644	– 2	– 4
Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	920	23	696	12	10	1 616	18	17
Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	1 069	85	519	64	64	1 588	78	78
Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	614	49	824	82	76	1 438	67	63
Zolgensma Group	Neuroscience	Spinal muscular atrophy (SMA)	442	37	629	4	1	1 071	16	13
Xolair [3]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			1 061	– 21	– 23	1 061	– 21	– 23
Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	526	– 6	374	3	0	900	– 2	– 4
Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	470	7	185	8	5	655	7	6
Fabhalta [4]	Oncology	Paroxysmal Nocturnal Hemoglobinuria (PNH), IgA Nephropathy (IgAN), Adult C3 Glomerulopathy (C3G)	366	65	265	107	104	631	80	79
Exforge Group	Established brands	Hypertension	4	0	573	6	2	577	6	2
Promacta/Revolade	Established brands	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	98	– 84	407	– 50	– 51	505	– 64	– 65
Diovan Group	Established brands	Hypertension	24	– 11	423	1	– 2	447	0	– 3
Tasigna	Established brands	Chronic myeloid leukemia (CML)	96	– 78	342	– 30	– 33	438	– 53	– 54
Piqray/Vijoice	Established brands	Piqray – postmenopausal HR+, HER2-, PIK3CA-mutated, advanced or metastatic breast cancer; Vijoice – severe PIK3CA-related overgrowth spectrum (PROS)	293	9	33	0	0	326	8	8
Top 20 brands total			15 879	– 5	18 684	11	8	34 563	3	1
Rest of portfolio			1 463	9	6 017	– 5	– 8	7 480	– 2	– 5
Net sales to third parties			17 342	– 4	24 701	6	3	42 043	2	0

[1] Net sales to third parties by location of customer
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 45.
[3] Net sales to third parties reflect Xolair sales for all indications.
[4] Net sales to third parties reflect Fabhalta sales for all indications.

Other revenues

(USD millions)	Q3 2026	Q3 2025	9M 2026	9M 2025
Profit sharing income	391	355	1 179	968
Royalty income [1]	33	26	86	352
Milestone income	11	7	29	96
Other [2]	72	61	167	202
Total other revenues	507	449	1 461	1 618

1 In the first nine months of 2025, royalty income includes a royalty settlement of USD 0.3 billion.
[2] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties.

10. Other interim disclosures

Inventories

U.S. Section 232 tariff exclusion

In 2026, Novartis entered into agreements with the U.S. government that result in exclusion from Section 232 tariffs for qualifying pharmaceutical imports until January 2029, subject to applicable conditions and in connection with the Company’s planned expansion of U.S. research, development and manufacturing infrastructure. While Section 232 tariffs became effective for Novartis on July 31, 2026, consistent with the terms of the agreements, no Section 232 tariffs have been assessed on qualifying imports. If the exclusion ceases to apply, Section 232 tariffs could apply to qualifying imports in the future.

Property, plant and equipment, right-of-use assets and intangible assets

The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets:

(USD millions)	Q3 2026	Q3 2025	9M 2026	9M 2025
Property, plant and equipment impairment charges	– 39	– 9	– 78	– 15
Property, plant and equipment depreciation charge	– 263	– 237	– 783	– 693
Right-of-use assets impairment charges			– 1
Right-of-use assets depreciation charge	– 78	– 69	– 228	– 202
Intangible assets impairment charges[1]	– 2 231	– 96	– 2 430	– 190
Intangible assets amortization charge	– 969	– 953	– 2 688	– 2 674

1 Q3 2026 and 9M 2026 intangible assets impairment charges include the partial impairment on the del-desiran IPR&D intangible asset (USD 1.9 billion) acquired through the Avidity business acquisition (see below for further information), write-downs of IPR&D following a clinical trial that did not meet its primary endpoints (TQJ230: USD 0.3 billion), and on the cessation of clinical research and clinical development programs.

In September 2026, the global Phase III HARBOR study evaluating delpacibart etedesiran (del-desiran) in patients with myotonic dystrophy type 1 (DM1) did not meet its primary endpoint. Novartis is evaluating the full study dataset and assessing the appropriate development paths for del-desiran in DM1, including through planned interactions with health authorities. The del-desiran IPR&D intangible asset was recognized upon the acquisition of Avidity Biosciences, Inc. on February 27, 2026 (see Note 3 – Acquisition of Avidity Biosciences, Inc.).

Management concluded that the HARBOR outcome represented an impairment indicator and performed an interim impairment test. The recoverable amount of the IPR&D intangible asset was determined based on fair value less costs of disposal using a probability-weighted discounted cash flow valuation technique and a post-tax discount rate of 12%, unchanged from the acquisition-date purchase price allocation valuation, and was categorized within Level 3 of the fair value hierarchy. The key assumptions included the probability of technical and regulatory success (PoS), forecast net sales, projected launch timing, and the potential impact of therapies for DM1 under development by competitors.

The carrying amount immediately before the impairment test was USD 7.48 billion and its recoverable amount was USD 5.54 billion. As a result, an impairment charge of USD 1.94 billion was recognized in “Research and development” in the third quarter of 2026, reducing the IPR&D intangible asset’s carrying amount to USD 5.54 billion at September 30, 2026. The HARBOR outcome also resulted in the recognition of a provision relating to a long-term supply agreement (see “Onerous contract provision” within this Note 10).

The key valuation assumptions described above remain subject to significant uncertainty throughout the remaining development period. Changes in these assumptions arising from development or regulatory outcomes, changes in the competitive environment or other commercial outcomes could result in material adjustments to the carrying amount in future reporting periods. In particular, future interactions with health authorities and progress of a competing DM1 therapy could materially change the recoverable amount. Holding all other assumptions constant, a 10 percentage point change in PoS or a 10% change in forecast net sales would increase or decrease the recoverable amount by approximately USD 1.0 billion and USD 0.7 billion, respectively. Less favorable outcomes could result in further impairment, potentially up to the asset’s full remaining carrying amount, while more favorable outcomes could result in a material reversal. Any reversal would be limited so that the asset’s carrying amount would not exceed the amount that would have been determined, net of any amortization that would have been recognized following marketing approval, had the impairment not been recognized.

In the first nine months of 2026 and 2025, there were no reversals of impairment charges on property, plant and equipment, right-of-use assets and intangible assets.

The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets other than goodwill, excluding business combinations and acquisitions applying the optional concentration test, which are disclosed in Note 3:

(USD millions)	Q3 2026	Q3 2025	9M 2026	9M 2025
Additions to property, plant and equipment	468	372	1 078	931
Additions to right-of-use assets	162	168	313	305
Additions to intangible assets other than goodwill	387	481	1 239	1 858

Other non-current assets

Other non-current assets decreased from USD 5.3 billion at December 31, 2025 to USD 1.7 billion at September 30, 2026, primarily due to a reduction in prepaid post-employment benefit assets from USD 4.2 billion to USD 0.6 billion. The reduction in prepaid post-employment benefit assets resulting from the asset ceiling was partly offset by returns on plan assets and actuarial gains.

During the third quarter of 2026, the discount rate used to measure the obligations of the Company’s defined benefit pension plans in Switzerland increased to 1.6% at September 30, 2026 from 1.1% at June 30, 2026 (December 31, 2025: 1.2%), partly reflecting a refinement of the discount rate estimation methodology to reflect market developments. The increase in the discount rate reduced the defined benefit obligations and increased the pension plan surpluses above the amount permitted to be recognized as an asset under IFRS Accounting Standards, based on the economic benefits available to the Company through refunds from the plans or reductions in future contributions. Consequently, the application of the asset ceiling reduced the recognized prepaid post-employment benefit assets by USD 4.8 billion. The corresponding remeasurement loss of USD 4.8 billion before tax (USD 4.1 billion net of tax) was recognized in the consolidated statement of comprehensive income in the line “Remeasurement of defined benefit plans, net of taxes.”

Financial debts

The acquisition of Avidity Biosciences, Inc., completed on February 27, 2026, was initially financed through a USD 11.0 billion bridge loan with an interest rate based on compounded Secured Overnight Financing Rate (SOFR). The bridge loan was fully repaid on March 18, 2026, using the proceeds from the straight and floating rate bonds issued in the first quarter of 2026.

The following table provides a breakdown of straight and floating rate bonds issued in the first nine months of 2026:

Coupon	Currency	Notional amount (millions)	Issuance year	Maturity year	Issuer	Issue price	Carrying amount (USD millions)
SOFR + 0.65%	USD	500	2026	2029	Novartis Capital Corporation, New York, United States	100.000%	499
4.100%	USD	1 250	2026	2029	Novartis Capital Corporation, New York, United States	99.883%	1 247
4.400%	USD	1 750	2026	2031	Novartis Capital Corporation, New York, United States	99.960%	1 746
4.600%	USD	2 000	2026	2033	Novartis Capital Corporation, New York, United States	99.574%	1 987
4.900%	USD	2 250	2026	2036	Novartis Capital Corporation, New York, United States	99.719%	2 237
5.600%	USD	1 000	2026	2046	Novartis Capital Corporation, New York, United States	99.536%	990
5.700%	USD	2 250	2026	2056	Novartis Capital Corporation, New York, United States	99.120%	2 216
3.100%	EUR	600	2026	2032	Novartis Finance S.A., Luxembourg, Luxembourg	99.525%	676
3.500%	EUR	600	2026	2035	Novartis Finance S.A., Luxembourg, Luxembourg	99.757%	678
4.000%	EUR	500	2026	2041	Novartis Finance S.A., Luxembourg, Luxembourg	99.833%	565
Total straight and floating rate bonds issued in the first nine months of 2026							12 841
Total straight and floating rate bonds, September 30, 2026							40 404
Total straight and floating rate bonds, December 31, 2025							27 929

Net investment hedge designation

In addition to the existing hedges as of December 31, 2025, during the second quarter of 2026, the Company designated the newly issued Euro-denominated straight bonds maturing 2032 (EUR 600 million), 2035 (EUR 600 million) and 2041 (EUR 500 million) as hedges of the foreign currency translation risk arising on certain of these net investments in foreign operations with a euro as their functional currency. As of September 30, 2026, long-term financial debts with a carrying amount of EUR 5.0 billion (USD 5.7 billion; December 31, 2025: USD 3.9 billion), had been designated as hedge instruments. The hedges have remained effective since inception, and no hedge ineffectiveness was recognized in the consolidated income statement in the first nine months of 2026 and in 2025.

Provisions and other liabilities

Onerous contract provision

During the third quarter of 2026, the del-desiran HARBOR study outcome resulted in a change in the expected utilization of contracted manufacturing capacity. As a result, a long-term supply agreement became onerous, and the Company recognized a provision of USD 0.6 billion and a corresponding expense, recognized in “Other expense.” At September 30, 2026, USD 0.3 billion of the provision was classified as current and USD 0.3 billion as non-current.

The provision reflects the Company’s best estimate of the unavoidable costs of meeting its obligations under the agreement. The provision is expected to be utilized over the remaining contractual term. The amount and timing of the related cash outflows are uncertain and depend principally on future capacity utilization and available mitigation measures. Changes in these factors may result in adjustments to the provision in future periods.

Commitments

Research and development commitments

The Company has entered into long-term research and development agreements related to intangible assets with various third parties. The Company has also entered into acquisition agreements related to intangible assets with third parties that were accounted for as assets separately acquired by electing to apply the optional concentration test. These agreements may provide for potential milestone payments by Novartis, which are dependent on successful achievement of specified clinical development, regulatory approval, or sales milestones, or other conditions specified in the agreements.

As of September 30, 2026, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:

(USD millions)	Sep 30, 2026
2026	165
2027	1 763
2028	1 228
2029	1 002
2030	1 088
2031	1 081
Thereafter	12 801
Total	19 128

Other commitments

The Company has entered into various purchase commitments for services and materials as well as for equipment in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.

The Company routinely acquires interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future.

Pending long-term research and development agreement – In October 2026, Novartis entered into a long-term research and development agreement which is expected to close in the fourth quarter of 2026. The agreement provides for potential milestone payments by Novartis that may be capitalized and royalties. Based on their estimated timing, the payments for this transaction are expected to amount to USD 0.6 billion in 2026, USD 0.2 billion in 2027, USD 0.1 billion in both 2028 and 2029, nil in 2030, USD 0.2 billion in 2031 and USD 0.3 billion thereafter.

11. Events subsequent to the September 30, 2026, consolidated balance sheet date

Significant transaction entered into in October 2026

In October 2026, Novartis entered into a long-term research and development agreement which is expected to close in the fourth quarter of 2026. For additional information, see Note 10. Other interim disclosures – Other commitments.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis

Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.

Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.

Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.

As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.

Core results

The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and net impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.

Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.

The following are examples of how these core measures are used:

  In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
  Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.

As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.

Change in constant currency

Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results. To provide additional context that may assist investors in understanding period-on-period movements, including changes in volume, price and generic competition impacts on net sales, the Company discloses year-over-year percentage changes in net sales and selected key figures, including operating income and net income, both as reported in USD and in constant currencies.

Constant currency percentage changes are supplemental explanatory information that provides context for the estimated currency effect on reported year-over-year percentage changes and should be considered together with the corresponding USD-reported percentage changes.

Constant currency percentage changes exclude the estimated impact of exchange rate movements arising from (i) translating results from functional currencies into USD, the Company’s reporting currency, and (ii) major transactions of consolidated entities performed in currencies other than their functional currency.

Constant currency percentage changes are calculated by translating current-year and prior-year results into USD using prior-year average exchange rates (excluding adjustments required under IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies), and adjusting for the estimated impact of exchange rate movements on major transactions of consolidated entities performed in currencies other than their functional currency. The translated current-year amounts are then compared with the prior-year translated results to derive the constant currency percentage changes.

Free cash flow

Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.

Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment.

Additional information

Growth rate calculation

For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.

Net debt

Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, time deposits and derivative financial instruments.

Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.

See page 52 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results

The following table provides an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:

(USD millions unless indicated otherwise)	Q3 2026	Q3 2025	9M 2026	9M 2025
IFRS Accounting Standards operating income	1 843	4 501	10 828	14 028
Amortization of intangible assets	886	875	2 439	2 434
Impairments
Intangible assets	2 230	94	2 429	187
Property, plant and equipment related to the company-wide rationalization of manufacturing sites	37		37	1
Other property, plant and equipment			34
Total impairment charges	2 267	94	2 500	188
Acquisition or divestment of businesses and related items
- Income	– 52	– 90	– 232	– 307
- Expense	158	82	366	328
Total acquisition or divestment of businesses and related items, net	106	– 8	134	21
Other items
Divestment gains			– 125	– 50
Financial assets - fair value adjustments	– 36	– 71	– 49	– 33
Restructuring and related items
- Income	– 18	– 4	– 56	– 64
- Expense	216	71	802	363
Legal-related items
- Income				– 280
- Expense		– 1	46	442
Additional income	– 70	– 30	– 540	– 200
Additional expense	842	33	894	111
Total other items	934	– 2	972	289
Total adjustments	4 193	959	6 045	2 932
Core operating income	6 036	5 460	16 873	16 960
as % of net sales	41.6%	39.3%	40.1%	41.2%
Loss from associated companies	– 3	– 4	– 8	– 10
Interest expense	– 468	– 281	– 1 273	– 840
Other financial income and expense	– 55	– 20	– 122	– 44
Core adjustments to other financial income and expense	41	13	131	70
Income taxes, adjusted for core adjustment items (core income taxes)	– 896	– 838	– 2 574	– 2 614
Core net income	4 655	4 330	13 027	13 522
Core net income attributable to shareholders of Novartis AG	4 661	4 329	13 040	13 517
Core net income attributable to non-controlling interests	– 6	1	– 13	5
Core basic EPS (USD) [1]	2.46	2.25	6.85	6.94

[1] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results

Third quarter

(USD millions unless indicated otherwise)	Q3 2026 IFRS Accounting Standards results	Amortization of intangible assets	[1]	Impairments	[2]	Acquisition or divestment of businesses and related items	[3]	Other items	[4]	Q3 2026 Core results	Q3 2025 Core results
Gross profit	11 421	695						35		12 151	11 511
Operating income	1 843	886		2 267		106		934		6 036	5 460
Income before taxes	1 317	886		2 267		106		975		5 551	5 168
Income taxes [5]	– 121	– 168		– 474				– 133		– 896	– 838
Net income	1 196									4 655	4 330
Attributable to:
Shareholders of Novartis AG	1 202									4 661	4 329
Non-controlling interests	– 6									– 6	1
Basic EPS (USD) [6]	0.63									2.46	2.25

The following are adjustments to arrive at core gross profit
Cost of goods sold	– 3 608	695						35		– 2 878	– 2 847

The following are adjustments to arrive at core operating income
Selling, general and administration	– 3 082					5		– 1		– 3 078	– 3 304
Research and development	– 5 150	191		2 230		6		– 64		– 2 787	– 2 677
Other income	229					– 52		– 82		95	96
Other expense	– 1 575			37		147		1 046		– 345	– 166

The following are adjustments to arrive at core income before taxes
Other financial income and expense	– 55							41		– 14	– 7

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration-related charges: selling, general and administration, research and development, other income and other expense include integration-related charges and income; other income and other expense also include transitional services fee income and expenses related to the Sandoz distribution; other income also includes settlement income related to a prior-year divestment; other expense includes charges related to a legal entity divestment and other items

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include net restructuring charges and related items; research and development include contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes an asset divestment gain; other expense includes an adjustment related to onerous contract provision and adjustments to environmental provisions; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include adjustments for the tax effects of intercompany transactions, including effects of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 4.2 billion to arrive at the core results before tax amounts to a tax expense of USD 775 million and the average tax rate on the total adjustments was 18.3% since the estimated full year core tax charge of 16.5% has been applied to the pre-tax income of the nine month period ended September 30, 2026.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results

Nine months to September 30

(USD millions unless indicated otherwise)	9M 2026 IFRS Accounting Standards results	Amortization of intangible assets	[1]	Impairments	[2]	Acquisition or divestment of businesses and related items	[3]	Other items	[4]	9M 2026 Core results	9M 2025 Core results
Gross profit	32 727	2 081						88		34 896	34 508
Operating income	10 828	2 439		2 500		134		972		16 873	16 960
Income before taxes	9 425	2 439		2 500		134		1 103		15 601	16 136
Income taxes [5]	– 1 816	– 476		– 515		– 18		251		– 2 574	– 2 614
Net income	7 609									13 027	13 522
Attributable to:
Shareholders of Novartis AG	7 622									13 040	13 517
Non-controlling interests	– 13									– 13	5
Basic EPS (USD) [6]	4.01									6.85	6.94

The following are adjustments to arrive at core gross profit
Other revenues	1 461									1 461	1 274
Cost of goods sold	– 10 777	2 081						88		– 8 608	– 7 962

The following are adjustments to arrive at core operating income
Selling, general and administration	– 9 463					11		6		– 9 446	– 9 802
Research and development	– 10 737	358		2 429		20		– 214		– 8 144	– 7 532
Other income	1 117					– 232		– 576		309	369
Other expense	– 2 816			71		335		1 668		– 742	– 583

The following are adjustments to arrive at core income before taxes
Other financial income and expense	– 122							131		9	26

[1] Amortization of intangible assets: cost of goods sold includes the amortization of currently marketed products intangible assets; research and development includes the amortization of scientific infrastructure and technologies intangible assets

[2] Impairments: research and development includes net impairment charges related to intangible assets; other expense includes net impairment charges related to property, plant and equipment
[3] Acquisition or divestment of businesses and related items, including integration-related charges: selling, general and administration, research and development, other income and other expense include integration-related charges and income; other income and other expense also include transitional services fee income and expenses related to the Sandoz distribution as well as adjustments to provisions; other income also includes settlement income related to a prior-year divestment; other expense includes charges related to a legal entity divestment and other items

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include net restructuring charges and related items; cost of goods sold and research and development include contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets; other income also includes asset divestment gains, fair value adjustments on contingent consideration receivables, a gain related to pension plan amendments and other items; other expense includes legal-related items, an adjustment related to onerous contract provision and adjustments to environmental provisions; other financial income and expense includes the impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although not always for items arising from legal settlements in certain jurisdictions. Other items include adjustments for the tax effects of intercompany transactions, including effects of adjusting deferred income taxes resulting from temporary differences on intercompany inventory transactions arising from the elimination of unrealized profit on consolidation when the seller and buyer subsidiaries are subject to different tax rates. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 6.2 billion to arrive at the core results before tax amounts to a tax expense of USD 758 million and the average tax rate on the total adjustments was 12.3% since the estimated full year core tax charge of 16.5% has been applied to the pre-tax income of the nine month period ended September 30, 2026.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding used in the basic EPS calculation in the reporting period.

Non-IFRS measure free cash flow

The following tables provide a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:

Third quarter

	Q3 2026			Q3 2025
(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow
Net cash flows from operating activities	5 503		5 503	6 571		6 571
Net cash flows used in investing activities [1]	– 1 746	1 354	– 392	– 860	506	– 354
Net cash flows used in financing activities [2]	– 2 464	2 464	0	– 2 789	2 789	0
Non-IFRS measure free cash flow			5 111			6 217

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.

Nine months to September 30

	9M 2026			9M 2025
(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow
Net cash flows from operating activities	15 061		15 061	16 880		16 880
Net cash flows used in investing activities [1]	– 16 587	15 528	– 1 059	– 2 773	1 834	– 939
Net cash flows used in financing activities [2]	– 905	905	0	– 16 550	16 550	0
Non-IFRS measure free cash flow			14 002			15 941

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities are excluded from the free cash flow.
[2] Net cash flows used in financing activities are excluded from the free cash flow.

The following tables summarize the non-IFRS measure free cash flow:

Third quarter

(USD millions)	Q3 2026	Q3 2025
Operating income	1 843	4 501
Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	3 543	1 292
Change in provisions and other non-current liabilities	1 032	43
Other	350	355
Operating income adjusted for non-cash items	6 768	6 191
Interest received and change in other financial receipts	65	– 21
Interest paid and change in other financial payments	– 703	– 297
Income taxes paid	– 289	– 366
Payments out of provisions and other net cash movements in non-current liabilities	– 283	– 272
Change in inventories and trade receivables less trade payables	– 97	– 8
Change in other operating cash flow items	42	1 344
Net cash flows from operating activities	5 503	6 571
Purchases of property, plant and equipment	– 392	– 354
Non-IFRS measure free cash flow	5 111	6 217

Nine months to September 30

(USD millions)	9M 2026	9M 2025
Operating income	10 828	14 028
Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	6 157	3 739
Change in provisions and other non-current liabilities	1 568	890
Other	496	833
Operating income adjusted for non-cash items	19 049	19 490
Dividends received from associated companies and others	1	1
Interest received and other financial receipts	192	538
Interest paid and other financial payments	– 1 296	– 790
Income taxes paid	– 1 474	– 1 581
Payments out of provisions and other net cash movements in non-current liabilities	– 801	– 788
Change in inventories and trade receivables less trade payables	– 1 159	– 1 522
Change in other operating cash flow items	549	1 532
Net cash flows from operating activities	15 061	16 880
Purchases of property, plant and equipment	– 1 059	– 939
Non-IFRS measure free cash flow	14 002	15 941

Additional information

Net debt

Condensed consolidated changes in net debt

Third quarter

(USD millions)	Q3 2026	Q3 2025
Net change in cash and cash equivalents	1 254	2 900
Change in marketable securities, time deposits, financial debts and derivative financial instruments	759	519
Change in net debt	2 013	3 419
Net debt at July 1	– 39 387	– 23 784
Net debt at September 30	– 37 374	– 20 365

Nine months to September 30

(USD millions)	9M 2026	9M 2025
Net change in cash and cash equivalents	– 2 565	– 1 903
Change in marketable securities, time deposits, financial debts and derivative financial instruments	– 12 862	– 2 321
Change in net debt	– 15 427	– 4 224
Net debt at January 1	– 21 947	– 16 141
Net debt at September 30	– 37 374	– 20 365

Components of net debt

(USD millions)	Sep 30, 2026	Dec 31, 2025	Sep 30, 2025
Non-current financial debts	– 36 699	– 27 935	– 22 598
Current financial debts and derivative financial instruments	– 9 650	– 5 602	– 7 520
Total financial debts	– 46 349	– 33 537	– 30 118
Less liquidity
Cash and cash equivalents	8 870	11 435	9 556
Marketable securities, time deposits and derivative financial instruments	105	155	197
Total liquidity	8 975	11 590	9 753
Net debt at end of period	– 37 374	– 21 947	– 20 365

Share information

	Sep 30, 2026	Sep 30, 2025
Number of shares outstanding	1 888 623 572	1 918 792 119
Registered share price (CHF)	119.96	100.12
ADR price (USD)	142.57	128.24
Market capitalization (USD billions) [1]	272.1	241.1
Market capitalization (CHF billions) [1]	226.6	192.1

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations

Principal currency translation rates

(USD per unit)	Average rates Q3 2026	Average rates Q3 2025	Average rates 9M 2026	Average rates 9M 2025	Period-end rates Sep 30, 2026	Period-end rates Sep 30, 2025
1 CHF	1.231	1.249	1.258	1.190	1.201	1.255
1 CNY	0.148	0.140	0.147	0.138	0.149	0.140
1 EUR	1.151	1.168	1.162	1.118	1.135	1.174
1 GBP	1.344	1.348	1.345	1.314	1.326	1.344
100 JPY	0.628	0.678	0.631	0.675	0.638	0.675
100 RUB	1.221	1.240	1.280	1.183	1.187	1.209

Currency impact on key figures

The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars.

Third quarter

	Change in USD % Q3 2026	Change in constant currencies % Q3 2026	Percentage point currency impact Q3 2026
Net sales to third parties	4	4	0
Operating income	– 59	– 61	2
Net income	– 70	– 71	1
Basic earnings per share (USD)	– 69	– 70	1
Core operating income	11	10	1
Core net income	8	6	2
Core basic earnings per share (USD)	9	8	1

Nine months to September 30

	Change in USD % 9M 2026	Change in constant currencies % 9M 2026	Percentage point currency impact 9M 2026
Net sales to third parties	2	0	2
Operating income	– 23	– 24	1
Net income	– 34	– 35	1
Basic earnings per share (USD)	– 32	– 33	1
Core operating income	– 1	– 2	1
Core net income	– 4	– 5	1
Core basic earnings per share (USD)	– 1	– 3	2

Disclaimer

This communication contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “expected,” “anticipated,” “can,” “will,” “continue,” “ongoing,” “growth,” “launch,” “expanding,” “deliver,” “accelerate,” “guidance,” “outlook,” “priority,” “potential,” “momentum,” “on track,” “pipeline,” “evidence,” “progress,” “emerging,” or similar expressions, or by express or implied discussions regarding: potential new products, potential new indications for existing products, potential product launches or potential future revenues from any such products; or results of ongoing clinical trials; potential future, pending or announced transactions; potential future sales or earnings; strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; our capital structure. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the investigational or approved products described in this communication will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee that the expected benefits or synergies from the transactions described in this communication will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of key products, commercial priorities and strategy; the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this communication; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this communication as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.

Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

Novartis will conduct a conference call with investors to discuss this news release today at 13:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Important dates
November 18-19, 2026	Meet Novartis Management 2026 (London, UK)
February 3, 2027	Fourth quarter & full year 2026 results
March 5, 2027	Annual General Meeting